UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 22, 2022

DMY TECHNOLOGY GROUP, INC. VI

(Exact name of registrant as specified in its charter)

Delaware	001-40864	86-3312690
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144
(Address of principal executive offices, including Zip Code)

(702) 781-4313

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-half of one redeemable warrant	DMYS.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	DMYS	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	DMYS WS	The New York Stock Exchange

Item 1.01	Entry Into A Material Definitive Agreement.

This section describes the material provisions of the Share Purchase Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Share Purchase Agreement, a copy of which is attached hereto as Exhibit 10.1. Unless otherwise defined herein, the capitalized terms used below are defined in the Share Purchase Agreement

Share Purchase Agreement

General Terms, Effects, and Consideration

On December 22, 2022, dMY Technology Group, Inc. VI, a Delaware company (the “Purchaser” or “dMY VI”), entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Rain Enhancement Technologies, Inc., a Delaware corporation (“Rainwater Tech” or the “Company”) and Rainwater, LLC, Michael Nefkens and Keri Waters (the “Sellers”) and Rainwater, LLC, solely in its capacity as Sellers’ Representative, pursuant to which, dMY VI will acquire the Company and the Company will become a wholly owned subsidiary of dMY VI (the “Business Combination”).

Pursuant to the Share Purchase Agreement, at the closing of the transactions contemplated thereby (the “Closing”) (i) the Sellers will sell and transfer to the Purchaser 1,700 shares of common stock of Rainwater Tech (the “Transferred Equity Interests”) in exchange for 100 shares of Class A Common Stock of dMY VI and $790 in cash per share of common stock of Rainwater Tech and (ii) the Company will issue and sell and transfer to the Purchaser additional shares of common stock of Rainwater Tech (the “Issued Equity Interests”, together with the Transferred Equity Interests, the “Purchased Equity Interests”) for an aggregate amount of cash equal to the amount in deposit in dMY VI’s Trust Account after consummation of a redemption tender offer, minus the transaction costs and expenses incurred by dMY VI and Rainwater Tech in connection with the Business Combination, plus the amount of any PIPE investment (the “Cash Consideration”).

Representations and Warranties

The Share Purchase Agreement contains a number of representations and warranties made by dMY VI, on the one hand, and Rainwater Tech and the Sellers on the other hand, made solely for the benefit of the other, which in certain cases are subject to specified exceptions and qualifications contained in the Share Purchase Agreement or in information provided pursuant to certain disclosure schedules to the Share Purchase Agreement.

In the Share Purchase Agreement, Rainwater Tech made certain customary representations and warranties to dMY VI, including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) capitalization; (3) lack of subsidiaries; (4) authority and binding effect relative to execution and delivery of the Share Purchase Agreement; (5) non-contravention; (6) governmental approvals; (7) title to newly issued Rainwater Tech Shares; (8) litigation; (9) finders and brokers; (10) financial statements; (11) undisclosed liabilities; (12) absence of certain developments; (13) real property, leased property, and personal property; (14) material contracts; (15) compliance with law; (16) taxes and tax returns; (17) intellectual property; (18) benefit plans; (19) labor matters; and (20) compliance with anti-corruption laws. The Sellers also jointly and severally made certain customary representations and warranties to dMY VI, including representations and warranties related to the following: (1) corporate matters, including due organization, existence and good standing; (2) title to Rainwater Tech Shares; (3) authority and binding effect relative to execution and delivery of the Share Purchase Agreement; (4) non-contravention; (5) governmental approvals; (6) transfer of Rainwater Tech equity interests; (7) litigation; (8) finders and brokers; (9) accredited investor; and (10) independent investigation.

In the Share Purchase Agreement, dMY VI made certain customary representations and warranties to Rainwater Tech, including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) capitalization; (3) SEC filings and financial statements; (4) funds in the Trust Account; (5) absence of certain changes or events; (6) authority and binding effect relative to execution, delivery and performance of the Share Purchase Agreement; (7) consents and approvals; (8) litigation; (9) brokers; (10) accredited investor and purchase for investment; (11) no undisclosed liabilities; (12) Investment Company Act of 1940; and (13) inspection.

dMY VI also agreed to prepare to file with the Securities and Exchange Commission (the “SEC”) a tender offer statement as promptly as reasonably practicable after the signing of the Share Purchase Agreement.

Covenants

The Share Purchase Agreement contains covenants by each of the parties during the period between the signing of the Share Purchase Agreement and the earlier of the Closing or the termination of the Share Purchase Agreement in accordance with its terms, including, among other things, covenants regarding: (1) the operation of their respective businesses in the ordinary course of business; (2) the provision of access to Rainwater Tech’s books and personnel; (3) efforts to consummate the Closing and obtain any applicable third party and regulatory approvals; (4) further assurances; (5) public announcements; (6) control of operations; (7) the redemption tender offer; (8) use of trust proceeds; (9) no solicitation of, or entering into, any alternative competing transactions; (10) other disclosures; and (11) tax matters. The Share Purchase Agreement also contains certain post-closing covenants by the parties, including covenants regarding (1) non-competition and non-solicitation provisions applicable to Sellers and (2) indemnification of directors and officers.

Conditions to Closing

The obligations of the parties to consummate the Transactions are subject to various conditions, including the following mutual conditions of the parties unless waived: (i) obtaining any required regulatory approvals applicable to the Transactions being obtained; (ii) no injunction or other order, or law prohibiting, restraining, enjoining or making illegal the Transactions; and (iii) the consummation of dMY VI’s redemption tender offer.

In addition, unless waived by dMY VI, the obligations of dMY VI to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) certain fundamental representations and warranties of Rainwater Tech and the Sellers being true and correct in all but de minimis respects as of the Closing (other than those representations and warranties that are made of as of a specific date, which shall be true and correct in all but de minimis respects as of such specific date); (ii) all other representations and warranties of the Company and the Sellers being true and correct as of the Closing (other than those representations and warranties that are made of as of a specific date, which shall be true and correct as of such specific date) except for breaches or inaccuracies that would not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect (as defined in the Share Purchase Agreement); and (iii) the Company and the Sellers having duly performed in all material respects with their respective covenants and agreements under the Share Purchase Agreement to be performed by them on or before the Closing Date.

Unless waived by Rainwater Tech or the Sellers, the obligations of Rainwater Tech and the Sellers, to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) certain fundamental representations and warranties of dMY VI being true and correct in all but de minimis respects as of the Closing (other than those fundamental representations and warranties that are made of as of a specific date, which shall be true and correct in all but de minimis respects as of such specific date); (ii) all other representations and warranties being true and correct in all material respects as of the Closing (other than those representations and warranties that are made of as of a specific date, which shall be true and correct in all material respects as of such specific date); (iii) dMY VI having duly performed in all material respects with its covenants and agreements under the Share Purchase Agreement to be performed by it on or before the Closing Date; and, in the case of the Sellers,(iv) the Common Stock Consideration having been approved for listing on NYSE, subject to official notice of issuance.

Termination

The Share Purchase Agreement may be terminated under certain customary and limited circumstances at any time prior to Closing, including, among other reasons: (i) by mutual written consents of Rainwater Tech, the Sellers and dMY VI; (ii) by Rainwater Tech or dMY VI if the Closing has not occurred by July 31, 2023 (the “Outside Date”) and the primary cause of the failure of the Closing by the Outside Date was not such terminating party’s breach of its representations, warranties, covenants or agreements under the Share Purchase Agreement; (iii) by Rainwater Tech or dMY VI if any order or law permanently restrains, enjoins, prohibits or makes illegal the consummation of the Transactions becomes effective, final and nonappealable and the cause of such final, non-appealable order or other action is not such terminating party’s breach of its representations, warranties, covenants or agreements under the Share Purchase Agreement; (iv) by dMY VI for the Company’s or the Sellers’ uncured breach of the Share Purchase Agreement, such that the related closing conditions would not be met; and (v) by the Sellers for dMY VI’s uncured breach of the Share Purchase Agreement, such that the related closing conditions would not be met.

If the Share Purchase Agreement is terminated, the Share Purchase Agreement will become void and have no effect and no party will have any liability, except that certain obligations related to fees and expenses, waiver against trust and general provisions will continue in effect, and no party shall be relieved of liability for any fraud claims or willful breach of the Share Purchase Agreement.

No Survival of Representations, Warranties, Covenants and Agreements

The representations, warranties, covenants and agreements made by Rainwater Tech, Sellers and dMY VI in the Share Purchase Agreement generally terminate at Closing or upon termination of the Share Purchase Agreement, except those covenants and agreements that explicitly contemplate performance after Closing shall survive indefinitely (or until fully performed).

From and after Closing, other than in connection with fraud or as otherwise expressly set forth in the Share Purchase Agreement, none of dMY VI, Rainwater Tech or the Sellers shall be permitted to make (and no such party to the Share Purchase Agreement shall have any liability for) any claim for any breach of any representation, warranty, covenant or agreement that is to be performed on or prior to Closing.

Trust Account Waiver and Seller Release

Rainwater Tech and the Sellers agreed that they do not and will not have any right, title, interest or claim of any kind against the Trust Account (including distributions therefrom).

Effective upon and following the Closing, except as set forth in the Share Purchase Agreement, dMY VI, on its own behalf and on behalf of Rainwater Tech and each of their respective affiliates and representatives, also provided a general release of the Sellers related to any pre-Closing actions or failures to act, provided that such release does not release the Sellers from their obligations under the Share Purchase Agreement.

Governing Law, Waiver of Jury Trial and Jurisdiction

The Share Purchase Agreement is governed by Delaware law. Any disputes under the Share Purchase Agreement will be subject to the exclusive jurisdiction of first, the Court of Chancery of the State of Delaware or if such court declines jurisdiction, then to any court of the State of Delaware or the Federal District Court for the District of Delaware, and each party waived its right to a jury trial in connection therewith. The parties are entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Share Purchase Agreement in addition to any other remedy to which they are entitled at law or in equity.

A copy of the Share Purchase Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Share Purchase Agreement is qualified in its entirety by reference thereto.

Certain Related Agreements

Lock-Up Agreements

Simultaneously with the Closing, the Sellers will enter into a Lock-Up Agreement with respect to the Common Stock Consideration. In such Lock-Up Agreement, each Seller party thereto will agree that such Seller will not, during the period from the Closing and ending on the earlier of (i) two years after the Closing and (y) the date on which dMY VI completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of dMY VI’s stockholders having the right to exchange their shares for cash, securities or other property, (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position any Common Stock Consideration, (b) enter into enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock Consideration or publicly announce any intention to effect any transactions specified in the preceding clauses (a) and (b). However, each Seller party thereto will be allowed to make certain customary transfers of the Common Stock Consideration during such lock-up period, including by gift, laws of descent and distribution upon death or to affiliates or trust beneficiaries, provided in each of the foregoing cases that the permitted transferees enter into a written agreement, in substantially the form of the Lock-Up Agreement.

The form of the Lock-Up Agreement is filed with this Current Report on Form 8-K as Exhibit 10.2 and is incorporated herein by reference, and the foregoing description of the Lock-Up Agreement is qualified in its entirety by reference thereto.

Sponsor Support Agreement

In connection with entering into the Share Purchase Agreement, on December 22, 2022, the Sponsor, directors and/or management of dMY VI, Rainwater Tech and dMY VI entered into a Sponsor Support Agreement, pursuant to which, among other things, the Sponsor and the directors and/or management of dMY VI party thereto agreed (1) not to participate in the redemption tender offer and (2) as dMY VI stockholders, to vote against any other business combination.

A copy of the Sponsor Support Agreement is filed with this Current Report on Form 8-K as Exhibit 10.3 and is incorporated herein by reference, and the foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference thereto.

Item 7.01	Regulation FD Disclosure

On December 22, 2022, dMY VI issued a press release announcing the Business Combination with Rainwater Tech (the “Press Release”). The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated herein by reference is the transcript of an investor conference call discussing the Business Combination that was released on December 22, 2022.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of dMY VI under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Cautionary Note Concerning Forward-Looking Statements

This Current Report on Form 8-K contains statements that constitute “forward-looking statements,” including with respect to the Share Purchase Agreement. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of dMY VI, including those set forth in the corresponding Risk Factors section of the registration statement of dMY VI for the initial public offering filed with the SEC. Copies are available on the SEC’s website, www.sec.gov.

Forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained herein are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following risks, uncertainties and other factors:

•	our being a company with no operating history and no revenues;

•	our ability to complete our initial business combination;

•	our expectations around the performance of the prospective target business;

•	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;

•	our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination;

•	our potential ability to obtain additional financing to complete our initial business combination;

•	our public securities’ potential liquidity and trading;

•	the lack of a market for our securities;

•	the use of proceeds not held in the trust account or available to us from interest income on the trust account balance;

•	the trust account not being subject to claims of third parties;

•	our financial performance;

•	general economic conditions;

•	geopolitical events and regulatory changes;

•	the failure to maintain the listing of dMY VI’s securities on the New York Stock Exchange; and

•

the possibility that the business combination does not close or the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement, including due to the failure to receive any required security holder approvals, or the failure of other closing conditions.

The foregoing list of factors is not exclusive. Additional information concerning these and other risk factors are contained in dMY VI’s most recent filings with the SEC. All subsequent written and oral forward-looking statements concerning dMY VI and Rainwater Tech, the transactions described herein or other matters and attributable to dMY VI and Rainwater Tech are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither dMY VI nor Rainwater Tech undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

dMY VI intends to hold presentations for certain of its stockholders, as well as other investors who may be interested in purchasing dMY VI’s securities in connection with dMY VI’s proposed Business Combination with Rainwater Tech, as described in this report. The tender offer for the outstanding shares of common stock of dMY VI described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of common stock of dMY VI or any other securities of dMY VI pursuant to the tender offer or otherwise. Any tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related documents which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by dMY VI. Stockholders of dMY VI and other interested persons are advised to read these documents, when available, any amendments to these documents and any other documents related to the tender offer that are filed with the SEC (collectively, the “Tender Offer Documents”) carefully and in their entirety prior to making any decision with respect to the tender offer because they will contain important information about the Business Combination, Rainwater Tech and the terms and conditions of the tender offer. Such persons can also read dMY VI’s annual report on Form 10-K for the fiscal year ended December 31, 2021 for a description of the security holdings of dMY VI’s officers and directors prior to the consummation of the transactions described herein. Security holders will also be able to obtain a copy of such documents, without charge, by directing a request to: dMY Technology Group, Inc. VI, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144. The Tender Offer Documents, once available, and dMY VI’s annual report on Form 10-K can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

Non-Solicitation

This report and the exhibits hereto are not a tender offer statement and shall not constitute an offer to purchase or a solicitation of an offer to sell the securities of dMY VI or Rainwater Tech, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01.	Exhibits

Exhibits.

Exhibit Number	Exhibit

10.1	Share Purchase Agreement, dated as of December 22, 2022, by and among dMY Technology Group, Inc. VI, Rain Enhancement Technologies, Inc., Rainwater, LLC, Michael Nefkens and Keri Waters.

10.2	Form of Lock-Up Agreement, by and among dMY Technology Group, Inc. VI, Rainwater, LLC, Michael Nefkens and Keri Waters.

10.3	Sponsor Support Agreement, dated as of December 22, 2022, by and among dMY Technology Group, Inc. VI, dMY Sponsor VI, LLC, Harry L. You, Niccolo de Masi and Rain Enhancement Technologies, Inc.

99.1	Press Release, dated as of December 22, 2022.

99.2	Investor Call Transcript, dated as of December 22, 2022.

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DMY TECHNOLOGY GROUP, INC. VI

By:	/s/ Niccolo de Masi
Name:	Niccolo de Masi
Title:	Chief Executive Officer

Date: December 22, 2022

Exhibit 10.1

EXECUTION COPY

SHARE PURCHASE AGREEMENT

by and among

RAIN ENHANCEMENT TECHNOLOGIES, INC.,

THE SELLERS PARTY HERETO,

RAINWATER, LLC, AS SELLERS’ REPRESENTATIVE,

AND

DMY TECHNOLOGY GROUP, INC. VI

Dated as of December 22, 2022

SCHEDULES AND EXHIBITS

Schedules

Schedule A	Company Disclosure Schedule

Exhibits

Exhibit I	Lock-Up Agreement

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”), dated as of December 22, 2022, is entered into by and among Rain Enhancement Technologies, Inc., a Delaware corporation (the “Company”), Rainwater, LLC, a Delaware limited liability company, Michael Nefkens and Keri Waters (together, the “Sellers”), Rainwater, LLC, solely in its capacity as Sellers’ Representative (the “Sellers’ Representative”), and dMY Technology Group, Inc. VI, a Delaware corporation (the “Purchaser”). Each of the Company, the Sellers and the Purchaser are herein referred to individually as a “Party” and, collectively, as the “Parties.”

Recitals

WHEREAS, the Sellers collectively own all of the issued and outstanding capital stock (the “Company Shares”) of the Company;

WHEREAS, the Company is engaged and intends to engage in the research and development, manufacture, marketing, sale and other exploitation of products, services or solutions in the field of weather modification (including rainfall generation, snowfall generation, cloud coverage and fog reduction);

WHEREAS, at the Closing, upon the terms and subject to the conditions of this Agreement, (i) the Sellers will sell and transfer to the Purchaser 1,700 Company Shares (the “Transferred Equity Interests”), which represent all of the issued and outstanding Company Shares as of immediately prior to the Closing and (ii) the Company will issue and sell and transfer to the Purchaser the Issued Equity Interests (together with the Transferred Equity Interests, the “Purchased Equity Interests”) and the Purchaser will purchase and acquire from the Sellers and the Company, as applicable, the Purchased Equity Interests and pay and issue, as applicable, to the Sellers and the Company the Purchase Price;

WHEREAS, the Purchaser is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”);

WHEREAS, prior to or concurrently with the Closing the Purchaser may enter into subscription agreements (the “Subscription Agreements”) with PIPE Investors, pursuant to which, among other things, the PIPE Investors will agree to subscribe for and purchase, and Purchaser will agree to issue and sell to the PIPE Investors, an aggregate number of Purchaser Common Stock (“PIPE Common Stock”) and at a price per share as set forth in the Subscription Agreements, in exchange for an amount of cash equal to such PIPE Common Stock multiplied by such price per share (the “PIPE Investment Amount”) in a private placement or placements to be consummated substantially concurrently with the Closing, on the terms and subject to the conditions set forth in such Subscription Agreements (such issuance and sale, the “PIPE Investment”);

WHEREAS, the board of directors of the Purchaser has (a) determined that it is in the best interests of the Purchaser and its shareholders for the Purchaser to enter into this Agreement and consummate the Transactions in accordance with the terms and conditions hereof and (b) approved the execution and delivery of this Agreement, the Purchaser’s performance of its obligations hereunder and the consummation of the Transactions in accordance with the terms and conditions hereof;

WHEREAS, as a condition to the consummation of the Transactions and in accordance with the Purchaser Organizational Documents, the Purchaser shall provide an opportunity to the Purchaser Shareholders to have all or a portion of their Class A Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in the Purchaser Organizational Documents;

WHEREAS, concurrently with the execution and delivery of this Agreement, dMY Sponsor VI, LLC, a Delaware limited liability company (“Purchaser Sponsor”), and the Sellers have entered into a sponsor support agreement (the “Sponsor Support Agreement”);

WHEREAS, simultaneously with the Closing, the Purchaser and the Sellers will enter into a Lock-up Agreement, substantially in the form attached hereto as Exhibit I (the “Lock-Up Agreement”); and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1 Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“Action” means any action, lawsuit, arbitration, litigation, proceeding, complaint, citation, summons, subpoena, charge, claim, demand or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings); provided that, from and after the Closing, the Company shall not be considered an Affiliate of the Sellers or any of their Affiliates (or vice versa) but the Company shall be considered an Affiliate of the Purchaser..

“Agreement” has the meaning set forth in the Preamble.

“Ancillary Agreements” means the Sponsor Support Agreement, the Lock-Up Agreement and each other agreement, document, instrument and certificate entered into in connection therewith and any and all schedules thereto.

“Anti-Corruption Laws” means individually or collectively, any anti-bribery Laws that are applicable to the Company, including but not limited to the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act 2010.

“Balance Sheet” means the consolidated balance sheets of the Company as of December 1, 2022, such date being the “Balance Sheet Date.”

“Benefit Plan” means any (i) “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA); (ii) any other employee benefit plan, program, or arrangement, including any employment, retention, profit-sharing, bonus, share or stock option, stock purchase, restricted share or stock or other equity or equity-based, incentive, deferred compensation, severance, redundancy, termination, retirement, pension, change in control, health, welfare, fringe benefit; and (iii) all other plans, employment contracts, directors’ appointment letters and offer letters, schemes, programs, agreements, commitments or arrangements providing money, services, property, or benefits, sponsored, maintained or contributed to by the Sellers, the Company, or any ERISA Affiliate for the benefit of any employee, officer or director, with respect to which the Sellers, the Company, or their ERISA Affiliates have any liability or would reasonably be expected to have liability.

“Company Benefit Plan” means any Benefit Plan solely sponsored (or entered into) by the Company.

“Company Cash Consideration” means (a) the sum of (i) Trust Amount and (ii) the PIPE Investment Amount, minus (b) the sum of (i) the Company’s Transaction Costs, (ii) the Purchaser’s Transaction Costs and (iii) the Redemption Amount.

“Business Combination” has the meaning set forth in the Prospectus.

“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.

“Cash” means as of any determination time, with respect to any Person, the aggregate amount of the Company’s cash and cash equivalents (including marketable securities, investment assets (including short term investments), bank deposits, deposits with third parties and credit card receivables) as of such time, plus receivables of the Company from the U.S. Department of Treasury for import duty drawbacks. For the avoidance of doubt, “Cash” shall (a) include any checks, drafts, wires and credit transactions deposited or made for the accounts of the Company but not yet reflected as available in the accounts of the Company and (b) shall be reduced by any outstanding checks or debit transactions written or made against the accounts of the Company.

“Class A Common Stock” has the meaning set forth in Section 5.2.

“Class B Common Stock” has the meaning set forth in Section 5.2.

“Close Family Member” means, with respect to any Person, such Person’s (a) such Person’s spouse; (b) such Person and such spouse’s grandparents, parents, siblings, children, nieces, nephews, aunts, uncles and first cousins; (c) the spouse of any Persons listed in subcategories (a) and (b); and (d) any other Person who shares the same household with such Person.

“Closing” has the meaning set forth in Section 2.1.

“Closing Date” has the meaning set forth in Section 2.2.

“Cobra” has the meaning set forth in Section 3.17(c).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Common Stock Consideration” means 100 shares of Class A Common Stock for each Company Share, subject to any adjustment as contemplated by Section 2.7

“Company” has the meaning set forth in the Preamble.

“Company Disclosure Schedule” means the disclosure schedule dated as of the date hereof and delivered by the Company to the Purchaser in connection with this Agreement, attached hereto as Schedule A.

“Company Employee” means an individual who is, immediately before the Closing, employed by the Company (including those individuals who are on an approved leave of absence).

“Company Intellectual Property” means the Intellectual Property owned or purported to be owned by the Company.

“Confidentiality Agreement” means the letter agreement by and between the Company and the Purchaser.

“Consent” means any consent, waiver, approval, notification, license, permit, Order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person.

“Contract” means, with respect to any Person, any written agreement, contract, indenture, deed, note, bond, mortgage, lease, license, guarantee, purchase order, commitment, arrangement or undertaking, or other document or instrument, in each case, to which or by which such Person is a party or otherwise subject or bound or to which or by which any asset, property or right of such Person is subject or bound.

“D&O Indemnified Persons” has the meaning set forth in Section 6.13(a).

“Enforceability Exceptions” has the meaning set forth in Section 3.4(a).

“Environmental Law” means any applicable Law relating to the pollution, contamination or protection of the environment or the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, recycling, Release or disposal of, Hazardous Materials or public health and safety.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time, and the applicable rulings and regulations thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Executives” means Michael Nefkens and Keri Waters.

“Fraud” means actual fraud (as defined under Delaware common law) by a Person with respect to the making of the representations and warranties set forth in this Agreement or the Transactions.

“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time, consistently applied throughout the periods involved.

“Government Official” means (a) any director, officer, employee, agent or representative (including anyone elected, nominated, or appointed to be an officer, employee, or representative) of any Governmental Entity, or anyone otherwise acting in an official capacity on behalf of a Governmental Entity; (b) any candidate for public or political office; (c) any royal or ruling family member; or (d) any agent or representative of any of those Persons listed in subcategories (a) through (c).

“Governmental Entity” means any federal, state, local or foreign government, or any department, agency, or instrumentality of any government; any public international organization, any transnational governmental organization; any court of competent jurisdiction, arbitral, administrative agency, commission, or other governmental regulatory authority or quasi governmental authority, any political party; and any national securities exchange or national quotation system.

“Hazardous Materials” means each and every element, compound, chemical mixture, contaminant, pollutant, material, waste or other substance which is defined, determined or identified as hazardous or toxic or having a harmful effect on the environment or the health of man or any other living organism under applicable Environmental Laws or the release of which is regulated under applicable Environmental Laws.

“Income Tax” means any U.S. federal, state or local or foreign income Tax or Tax based on profits, net profits, margin, revenues, gross receipts or similar measure.

“Indebtedness” means, as of any time of determination, with respect to the Company, without duplication, all of the following, whether matured, unmatured, liquidated, unliquidated, contingent or otherwise in respect of (a) all indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money; (b) all indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security; (c) all indebtedness for borrowed money of the Company for which the Company has guaranteed payment; (d) any Liabilities in respect of deferred purchase price for property or services with respect to which the Company is liable, contingently or otherwise, as obligor or otherwise for additional purchase price (excluding any purchase commitments for capital expenditures and any trade account payables incurred in the ordinary course of business); (e) reimbursement obligations under any letters of credit (solely to the extent drawn); and (f) obligations under derivative financial instruments, including hedges, currency and interest rate swaps and other similar instruments, in each case calculated in accordance with GAAP.

“Indemnified Taxes” means: (a) U.S. federal Income Taxes of the Company for any Pre-Closing Tax Period; (b) all U.S. state Income Taxes imposed on any of the Company that file an affiliated, combined, consolidated or unified Tax Return for U.S. state Income Tax purposes with any Seller or Affiliate of any Seller and, (c) to the extent not already covered by clauses (a)-(b) if this definition, Taxes of Sellers or any of their Affiliates (other than the Company) imposed on the Company as a result of the Company being (or ceasing to be), on or prior to the Closing Date, a member of an affiliated, combined, consolidated or unified group pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law).

“Intellectual Property” means any and all intellectual property and proprietary rights in any and all jurisdictions worldwide, whether registered or unregistered, including rights in and to: (a) all trade names, trademarks and service marks, logos, designs, trade dress, slogans, business names, corporate names, and all other indicia of origin, all applications, registrations, and renewals in connection therewith, and all goodwill associated with any of the foregoing (“Trademarks”), (b) patents, patent applications, statutory invention registrations, together with all reissues, continuations, continuations-in-part, revisions, divisionals, extensions, and reexaminations in connection therewith (“Patents”) and inventions (whether or not patentable), (c) copyrights, whether domestic or foreign, copyrightable works and all works of authorship (“Copyrights”), (d) designs, (e) domain names and websites, (f) trade secrets, know-how, proprietary information (such as processes, techniques, formulae, compositions, data analytics, models and methodologies) and other non-public or confidential information, (g) software (including source code, executable code, systems, tools, data, databases, firmware, and related documentation) and technology and (h) any other industrial and intellectual property rights.

“IPO” has the meaning set forth in Section 10.12.

“Issued Equity Interests” means a number of Company Shares equal to the Cash Consideration divided by $10.00, rounded to the nearest whole number.

“Knowledge” means: (a) with respect to the Sellers, the actual knowledge, following reasonable inquiry, of the Sellers; (b) with respect to the Company, the actual knowledge, following reasonable inquiry, of any of the Executives and (b) with respect to the Purchaser, the actual knowledge of the Purchaser Executives.

“Law” means any national, federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, code, Order, arbitration award, requirement or approval of, or determination by, or interpretation or administration of, any of the foregoing by, any Governmental Entity, arbitrator or mediator, or any license or permit of any Governmental Entity.

“Leased Real Property” has the meaning set forth in Section 3.12(b).

“Liability” means any obligation, commitment, liability, or Indebtedness of any kind, character, description, or nature whatsoever whether known or unknown, absolute, contingent, accrued, matured or unmatured, determined or determinable, or otherwise.

“Liens” means all liens, pledges, charges, claims, security interests, restrictions on transfer, or other similar encumbrances.

“Lock-Up Agreement” has the meaning set forth in the Recitals.

“Material Adverse Effect” means any event, circumstance or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have, a material and adverse effect upon the business, results of operations or financial condition of the Company, taken as a whole; provided, however, that, with respect to the foregoing, none of the following (or the effect of the following), alone or in combination, will constitute a Material Adverse Effect, or will be considered in determining whether a Material Adverse Effect has occurred: (i) changes that are the result of factors generally affecting the industries, geographic areas or markets in which the Company operates; (ii) the public announcement, pendency or consummation of the transactions contemplated by this Agreement, including the negotiation and execution of this Agreement; (iii) changes in applicable Law or GAAP or the official interpretation thereof, in each case effected after the date of this Agreement; (iv) any failure of the Company to achieve any projected revenue, earnings, expense, sales or other projections, forecasts, predictions or budgets prior to the Closing (it being understood that the underlying event, circumstance or state of facts giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether a Material Adverse Effect has occurred); (v) changes that are the result of economic factors affecting the national, regional or world economy or financial markets; (vi) any change in the financial, banking, or securities markets; (vii) any strike, embargo, labor disturbance, riot, protests, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire, other weather-related or meteorological event, pandemic (including the COVID-19 pandemic and any COVID-19 Measures), epidemic, disease outbreak, or other natural disaster or act of god (including any escalation or general worsening of any of the foregoing); (viii) any national or international political conditions in or affecting any jurisdiction in which the Company conducts business; (ix) the engagement in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including cyberterrorism); (x) any consequences arising from any action by a Party required by this Agreement or any Ancillary Agreement (other than the Company’s compliance with Section 6.1(a) hereof, except as a result of the failure of Purchaser to consent to an action following request for such consent by such Party in accordance with this Agreement); or (xi) any consequences arising from any action taken (or omitted to be taken) by the Company at the written request of Purchaser; provided, however, that any event, circumstance or state of facts resulting from a matter described in any of the foregoing clauses (i), (iii), (v), (vi) and (ix) may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be likely to occur only to the extent such event, circumstance or state of facts has a material and disproportionate effect on the Company, taken as a whole, relative to other comparable entities operating in the industries and markets in which the Company operates.

“Material Contract” has the meaning set forth in Section 3.13(a).

“Multiemployer Plan” means a “multiemployer plan” (as such term is defined in Section 3(37) and 4001(a)(3) of ERISA).

“Order” means any judgment, decision, decree, order, settlement, injunction, writ, stipulation, determination or award issued or entered by, with, or under the supervision of, any Governmental Entity.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.

“Outside Date” has the meaning set forth in Section 9.1(b)(i).

“Party” has the meaning set forth in the Preamble.

“Permits” means any and all permits, authorizations, approvals, registrations, franchises, licenses, certificates, waivers, variances or other approvals or similar rights required to be obtained from Governmental Entities.

“Permitted Liens” means the following Liens: (a) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP;(b) statutory Liens of landlords, lessors or renters in each instance, which do not and would not reasonably be expected to impair, individually or in the aggregate, in any material respect the access to or operations of the relevant property; (c) Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law that are not yet due and payable or that are being contested in good faith; (d) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (e) defects or imperfections of title, encroachments, easements, declarations, conditions, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances or other defects affecting title to real estate (including any leasehold or other interest therein), in each instance, which do not and would not reasonably be expected to impair, individually or in the aggregate, in any material respect the access to or operations of the relevant property; (f) Liens not created by the Sellers or any of their Subsidiaries that affect the underlying fee interest of any Leased Real Property, including master leases or ground leases, in each instance, which do not and would not reasonably be expected to impair, individually or in the aggregate, in any material respect the access to or operations of the relevant property; (g) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions with respect to real property, in each instance, which do not and would not reasonably be expected to impair, individually or in the aggregate, in any material respect the access to or operations of the relevant property; or (h) Liens to be released at Closing.

“Person” means any individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.

“PIPE Common Stock” has the meaning set forth in the Recitals.

“PIPE Investment” has the meaning set forth in the Recitals.

“PIPE Investment Amount” has the meaning set forth in the Recitals..

“PIPE Investors” means Persons that have entered or will enter into Subscription Agreements to purchase for cash shares of Class A Common Stock.

“Pre-Closing Tax Return” has the meaning set forth in Section 7.2(a).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, in the case of any Straddle Period, the portion of such period beginning before the Closing Date.

“Proceeding” means any action, suit, charge, litigation, arbitration, notice of violation or citation received, or other proceeding at law or in equity (whether civil, criminal or administrative) by or before any Governmental Entity.

“Prospectus” has the meaning set forth in Section 10.12.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“Purchase Price” means (a) the Company Cash Consideration and (b) the Seller Transaction Consideration.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Executives” means Niccolo de Masi and Harry L. You.

“Purchaser Material Adverse Effect” means any event, change or effect that prevents or materially delays or materially impairs the ability of the Purchaser (a) to satisfy the conditions precedent to the consummation of the Transactions or (b) to perform its obligations under this Agreement and the Ancillary Agreements, including the obligation to pay the Purchase Price.

“Purchaser Private Warrants” has the meaning set forth in Section 5.2(a).

“Purchaser Public Warrants” has the meaning set forth in Section 5.2(a).

“Purchaser SEC Documents” has the meaning set forth in Section 5.3.

“Purchaser Shareholder” means the holder of an issued and outstanding share of the Purchaser.

“Purchaser Shareholder Redemption Right” subject to the terms and conditions set forth in the Purchaser’s Organizational Documents, means the right of holders of the Class A Common Stock to redeem all or a portion of their Class A Common Stock upon the consummation of a Business Combination, for a per share redemption price of cash equal to (a) the aggregate amount then on deposit in the Trust Account as of two (2) Business Days prior to the consummation of the Business Combination, including interest not previously released to the Purchaser to pay certain Taxes, divided by (b) the number of the then-issued and outstanding Class A Common Stock issued in connection with the IPO.

“Purchaser Sponsor” has the meaning set forth in the Recitals.

“Purchaser Unit” has the meaning set forth in Section 5.2.

“Purchaser Warrants” has the meaning set forth in Section 5.2.

“Redemption Amount” means the aggregate amount paid to Purchaser Shareholders who exercise their Purchaser Shareholder Redemption Right through the Redemption Offer.

“Redemption Offer” means the tender offer to be filed by Purchaser pursuant to Section 6.8 in accordance with U.S. federal securities laws and the rules and regulations of the SEC, to satisfy the Purchaser Shareholder Redemption Right.

“Registered Company Intellectual Property” has the meaning set forth in Section 3.16(a).

“Regulatory Law” means all applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, lessening of competition through merger, acquisition or investment, or to protect the foreign investment, national security or the national economy of any nation.

“Related Party” has the meaning set forth in Section 6.11.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, injecting, depositing, disposing, discharging, dispersal, escaping, dumping, migrating or leaching into or through the environment, including surface water, soil or groundwater.

“Released Claims” has the meaning set forth in Section 10.12.

“Representatives” of a Person shall mean any Affiliate of such Person and its and their respective officers, directors, employees, financial advisors, attorneys, accountants, consultants, legal counsel and other advisors and representatives.

“Reviewable Documents” has the meaning set forth in Section 6.16(a).

“SEC” means the Securities and Exchange Commission.

“SEC Guidance” means (a) any publicly available written or oral interpretations, questions and answers, guidance and forms of the SEC, (b) any oral or written comments, requirements or requests of the SEC or its staff, (c) the Securities Act and the Exchange Act and (d) any other rules, bulletins, releases, manuals and regulations of the SEC.

“Section 16” has the meaning set forth in Section 6.12.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Released Party” has the meaning set forth in Section 6.11.

“Seller Cash Consideration” means an amount in cash equal to $790 for each Company Share.

“Seller Transaction Consideration” means (a) the Seller Cash Consideration and (b) the Common Stock Consideration.

“Sellers” has the meaning set forth in the Preamble.

“Sellers’ Representative” has the meaning set forth in the Preamble.

“Sponsor Support Agreement” has the meaning set forth in the Recitals.

“Straddle Period” means any taxable period beginning on or before and ending after the Closing Date.

“Straddle Period Return” has the meaning set forth in Section 7.2(b).

“Subsidiary” with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in any election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one (1) or more of the other Subsidiaries of such Person or a combination thereof; (b) if a limited liability company, partnership, association, trust, or other business entity (other than a corporation), a majority of the ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one (1) or more Subsidiaries of such Person or a combination thereof; or (c) that is otherwise consolidated with such Person for financial reporting purposes.

“Subscription Agreement” has the meaning set forth in the Recitals.

“Super 8-K” has the meaning set forth in Section 6.16(a).

“Tax” means any tax of any kind, including any federal, state, local and foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, share capital, transfer, registration, social security (or similar), Medicare, production, franchise, gross receipts, payroll, sales, employment, use, property, excise, value-added, unclaimed property, estimated, stamp, alternative or add-on minimum, environmental, customs or similar duties, withholding and any other tax, assessment, fee, levy or duty together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Benefit” means the Tax effect of any Tax Item that decreases Taxes paid or payable or increases Tax basis, including any interest with respect thereto or interest that would have been payable but for such item.

“Tax Item” means any item of income, gain, loss, deduction, credit, recapture of credit or any other item that increases or decreases Taxes paid or payable, including an adjustment under Section 481 of the Code resulting from a change in accounting method.

“Tax Preparer” has the meaning set forth in Section 7.2(a).

“Tax Return” means any return, declaration, report, claim for refund or information return or statement required to be filed with any Taxing Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.

“Transaction Costs” means all out-of-pocket third-party costs and expenses that were incurred in connection with the negotiation, documentation and execution of this Agreement, the Ancillary Agreements and the consummation of the Transactions, including costs, fees and expense of legal counsel and other Representatives.

“Transactions” means the transactions contemplated by this Agreement.

“Transferred Equity Interests” has the meaning set forth in the Recitals.

“Trust Account” means the trust account established by the Purchaser pursuant to the Trust Agreement.

“Trust Amount” has the meaning set forth in Section 5.4.

“Trust Agreement” means the Investment Management Trust Agreement dated as of October 5, 2021, by and between the Purchaser and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee of the Trust Account.

“Willful Breach” means, with respect to a Party, a breach of any provision of this Agreement by such Party or any Affiliate of such Party that is the result of a willful or intentional act or failure to act by such Person that would reasonably be expected to result in a material breach hereof or thereof.

“Working Capital Loans” means any loan made to Purchaser by any of the Purchaser Sponsor, any affiliate, officer, manager or member of the Purchaser Sponsor, or Purchaser’s officers or directors, and evidenced by a promissory note, in each for the purpose of financing the ordinary course working capital of the Purchaser or costs incurred as reasonably necessary to facilitate the consummation of the Transactions.

ARTICLE II

SALE AND PURCHASE

Section 2.1 Sale and Purchase. Subject to the terms and conditions of this Agreement, at the closing of the Transactions (the “Closing”), (i) the Company shall issue, sell, convey, assign, transfer and deliver to the Purchaser the Issued Equity Interests free and clear of all Liens (other than restrictions arising under the Company’s Organizational Documents made available to the Purchaser or applicable securities Laws or Liens created by the Purchaser), and the Purchaser shall purchase, acquire and accept the Issued Equity Interests, in exchange for an amount per Issued Equity Interest equal to the Company Cash Consideration and (ii) the Sellers shall sell, convey, assign, transfer and deliver to the Purchaser the Transferred Equity Interests free and clear of all Liens (other than restrictions arising under the Company’s Organizational Documents made available to the Purchaser or applicable securities Laws or Liens created by the Purchaser), and the Purchaser shall purchase, acquire and accept the Transferred Equity Interests, in exchange for an amount per Transferred Equity Interest equal to the Seller Transaction Consideration.

Section 2.2 Closing. The Closing shall take place (a) by conference call and by exchange of signature pages by email or other electronic transmission as promptly as practicable (and in no event later than 9:00 a.m. eastern time on the third (3rd) Business Day after the conditions set forth in Article VIII have been satisfied, or, if permissible, waived by the Party entitled to the benefit of the same (other than those conditions that by their terms are required to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or (b) at such other date and time as the Parties mutually agree (the date upon which the Closing occurs, the “Closing Date”).

Section 2.3 Closing Actions.

(a) At the Closing the Purchaser shall:

(i) consummate the conversion of all issued and outstanding Class B Common Stock held by the Purchaser Sponsor into Class A Common Stock in accordance with the terms of the Purchaser’s Organizational Documents;

(ii) pay to the Company, by wire transfer of immediately available funds to the account(s) specified in writing by the Company delivered to the Purchaser at least two (2) Business Days prior to the Closing, an aggregate amount equal to the Company Cash Consideration;

(iii) pay to the Sellers, by wire transfer of immediately available funds to the account(s) specified in writing by the Sellers delivered to the Purchaser at least two (2) Business Days prior to the Closing, an aggregate amount equal to the Seller Cash Consideration;

(iv) (A) issue to the accounts designated in writing prior to Closing by the Sellers the Common Stock Consideration, free and clear of all Liens (except Liens consisting of any restrictions on transfer generally arising under the applicable securities Laws), and (B) make appropriate book entries by updating the register of members of the Purchaser (in the names designated by the Sellers in writing prior to Closing) evidencing the issuance to the Sellers of the Common Stock Consideration; provided, however, in no instance shall the Purchaser have any obligation to issue any of the Common Stock Consideration to or in the name of any Person not signatory hereto;

(v) (A) deliver to the Sellers the certificate contemplated by Section 8.3(d) and (B) deliver to the Company the certificate contemplated by Section 8.4(c); and

(vi) deliver a certificate from an authorized officer of the Purchaser certifying that the Purchaser has made all necessary arrangements with the Trustee to cause the Trustee to disburse all of the funds contained in the Trust Account available to the Purchaser for payment of the Cash Consideration and Transaction Costs.

(b) At the Closing the Company shall:

(i) deliver, or cause to be delivered, to the Purchaser, to the extent that the Issued Equity Interests are certificated, certificates evidencing such Issued Equity Interests, duly endorsed in blank or accompanied by stock powers duly executed in blank and, in any case, other duly executed instruments of transfer as required to validly transfer title in and to all the Issued Equity Interests in book-entry form free and clear of all Liens (other than any restrictions arising under the Company’s Organizational Documents made available to the Purchaser or applicable securities Laws or Liens created by the Purchaser);

(ii) deliver to the Purchaser a copy of the shareholders register of the Company recording the issuance of the Issued Equity Interests to the Purchaser with effect as at the Closing Date; and

(iii) deliver to the Purchaser the certificate contemplated by Section 8.2(c)(i);

(c) At the Closing the Sellers shall:

(i) deliver, or cause to be delivered, to the Purchaser, to the extent that the Transferred Equity Interests are certificated, certificates evidencing such Transferred Equity Interests, duly endorsed in blank or accompanied by stock powers duly executed in blank and, in any case, other duly executed instruments of transfer as required to validly transfer title in and to all the Transferred Equity Interests in book-entry form free and clear of all Liens (other than any restrictions arising under the Company’s Organizational Documents made available to the Purchaser or applicable securities Laws or Liens created by the Purchaser);

(ii) deliver to the Purchaser a copy of the shareholders register of the Company recording the transfer of the Transferred Equity Interests to the Purchaser with effect as at the Closing Date; and

(iii) deliver to the Purchaser the certificate contemplated by Section 8.2(c)(ii).

Section 2.4 Payment of Expenses. No later than two (2) Business Days prior to the Closing Date, the Company shall provide to Purchaser a written report setting forth a list of all of the Company’s Transaction Costs, together with invoices for all such Transaction Costs. On the Closing Date at the Closing, Purchaser shall pay or cause to be paid by wire transfer of immediately available funds all the Company’s Transaction Costs for which such invoices have been delivered.

Section 2.5 Withholding. The Purchaser shall be entitled to deduct and withhold from amounts payable hereunder such amounts as are required to be deducted and withheld under the Code or any provision of federal, state, local or foreign Tax Law with respect to the making of such payment; provided, that the Purchaser (or an Affiliate thereof) shall use commercially reasonable efforts to provide the Sellers (or Person in respect of which such deduction or withholding will be made) with fifteen (15) days’ advance notice of the amount it intends to deduct or withhold and the basis for such deduction or withholding. The Purchaser shall consider in good faith any certificate or other documentation provided by Sellers that establishes a basis to eliminate or reduce any required deduction or withholding under applicable Law. The Purchaser shall cooperate in good faith with the Sellers to the extent commercially reasonable to eliminate or reduce any required deduction or withholding. To the extent that amounts are deducted and withheld and are properly remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.6 Equitable Adjustments. In the event of any share subdivision, share capitalization, share consolidation, merger, consolidation, recapitalization, restructuring or other change in the Purchaser’s equity securities from and after the date hereof, the amounts of Common Stock Consideration (if such adjustment occurs following the date hereof but prior to Closing) shall be equitably adjusted to reflect such changes.

Section 2.7 Adjustment of Common Stock Consideration. Notwithstanding anything to the contrary in this Agreement, if the sum of (a) the Common Stock Consideration issuable pursuant to Section 2.3(a)(iii) and (b) the PIPE Common Stock, is greater than or equal to 20% of the outstanding Class A Common Stock, the Common Stock Consideration shall be adjusted to a number such that the sum of (i) number of Class A Common Stock issued to the Sellers and (ii) the PIPE Common Stock, shall equal 19.9% of the outstanding Class A Common Stock.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the correspondingly numbered Section of the Company Disclosure Schedule (each of which shall qualify the correspondingly numbered Sections or subsections hereof to which such Company Disclosure Schedule relates, and shall qualify any other provision of this Agreement to which the relevance of the item so disclosed to such other provision is reasonably apparent from the face of such disclosure, with no presumption or inference established by the existence or absence of a reference to such section in the corresponding numbered Sections or subsections hereof), the Company hereby represents and warrants to the Purchaser as follows:

Section 3.1 Organization; Standing and Power.

(a) The Company is a corporation, and is duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b) The Company has requisite corporate or other entity power and authority to own, operate or lease their respective properties and assets now owned, operated or leased by the Company and to carry on the Company’s business as it is presently conducted in all material respects.

(c) The Company is duly licensed or qualified to do business and is in good standing under the Laws of any jurisdiction in which the character of the properties and assets owned or leased by it or in which the operation of its business makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have, and would not reasonably be expected to have, in each case either individually or in the aggregate, a Material Adverse Effect.

Section 3.2 Capitalization of the Company.

(a) Section 3.2(a) of the Company Disclosure Schedule sets forth the capitalization of the Company as of the date hereof, describing in each case (i) the authorized capital stock of the Company, including the number of shares and par value thereof; (ii) the number of shares that are issued and outstanding therein; and (iii) the owners of each such equity interest.

(b) The Transferred Equity Interests (prior to the issuance of the Issued Equity Interests) constitute all of the issued and outstanding equity interests of the Company.

(c) All of the Transferred Equity Interests have been and all of the Issued Equity Interests will be as of Closing duly authorized and validly issued, fully paid and nonassessable and were not issued in violation of (i) any agreement, arrangement, Contract or other commitment to which the Company is a party or is subject to; (ii) any preemptive or similar rights of any Person; or (iii) any Law.

(d) There are no outstanding and authorized (x) options, subscriptions, warrants or rights of conversion, calls, puts, rights of first refusal, preemptive rights or other similar rights, Contracts, agreements, arrangements or commitments obligating any of the Company or its Affiliates to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any shares of or other equity interest in the Company’s capital stock or any interest therein, other equity interests or securities convertible into or exchangeable for equity interests in the Company, the Transferred Equity Interests or the Issued Equity Interests or other direct or indirect equity interests of the Company (whether issued or unissued); (y) stock appreciation rights, phantom stock, profit participation or other similar rights or equity equivalents of or with respect to the Company; or (z) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Transferred Equity Interests or the Issued Equity Interests or to which the Company is a party or by which the Company is bound. No claim has been made or, to the Knowledge of the Company, threatened, asserting that any Person is the holder or beneficial owner of, or has the right to acquire beneficial ownership of, any Transferred Equity Interests, any Issued Equity Interests or any other equity interests in the Company, and to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to a valid claim of such ownership by any Person.

Section 3.3 Subsidiaries. The Company has no subsidiaries. The Company does not control, directly or indirectly, or have any direct or indirect equity participation or similar interest in, or any obligations to acquire any equity securities of or make any contribution to or debt or equity investment in, any other Person.

Section 3.4 Authority; No Violation.

(a) The Company has the requisite corporate or other entity power and authority, as applicable, to enter into this Agreement and to carry out and perform its obligations hereunder and to consummate the Transactions. This Agreement and the Ancillary Agreements to which the Company is a party have been duly and validly executed and delivered by the Company, and the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions has been duly authorized, and, assuming due authorization, execution and delivery of this Agreement by the Purchaser and the Sellers, this Agreement constitutes a valid, legal and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be subject to, and limited by, applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and general equity principles (regardless of whether enforcement is sought in a proceeding at Law or in equity) (collectively, the “Enforceability Exceptions”).

(b) The execution, delivery and performance of this Agreement and the Ancillary Agreements to which the Company is a party by the Company and the consummation of the Transactions, do not (and will not, with or without the lapse of time or the giving of notice, or both):

(i) contravene, conflict with or result in a violation or breach of or default under the Company’s Organizational Documents;

(ii) subject to obtaining the consents, approvals, authorizations or making required filings described under Section 3.5, contravene, conflict with or result in a violation or breach of any provision of any Law or Order applicable to the Company;

(iii) contravene, conflict with or result in a violation or breach of, or result in a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Lien (other than Liens created by the Purchaser or any of its Affiliates and Permitted Liens) upon any of the properties, assets or rights of the Company, under any Contract to which the Company is party; except, in the case of clause (ii) and (iii), where such conflict, violation, default or imposition would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.5 Consents and Approvals. Except for compliance with the Securities Act, no notice, approval, report, consent, registration, Permit or other authorization or filing to or with any Governmental Entity is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the performance of their obligations under this Agreement, or the consummation of the Transactions except for such notices, approvals, reports, consents, registrations, Permits or other authorizations or filings that, if not obtained or made, would not be, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company taken as a whole.

Section 3.6 Title to the Issued Equity Interests. At the Closing, and upon receipt of the consideration provided for hereunder by the Company and the Sellers, good and valid title to all equity interests of the Company (including the Transferred Equity Interests and the Issued Equity Interests) will pass to the Purchaser, either directly or indirectly, free and clear of any Liens (other than created by the Purchaser). Other than this Agreement and the Company’s Organizational Documents or applicable securities Laws, there is no Contract to which any of the Sellers or Company is a party, or by which any of the Sellers or Company are individually or jointly bound, that restricts or otherwise relates to the ownership, rights (including as to voting and distributions), duties or ability to transfer or dispose of the equity interests in the Company.

Section 3.7 Litigation. There is no: (a) Action pending or, to the Knowledge of the Company, threatened (and to the Knowledge of the Company, no event has occurred or circumstances exist that is reasonably likely to give rise to, or serve as a basis for, any Action), against the Company, or any of their respective material properties or material assets (or by or against any of the Sellers or any Affiliate thereof and relating to Company), in each case, that is or would reasonably be expected to materially adversely impact the Company; (b) material settlement agreement currently in effect with respect to the Company; (c) outstanding, pending, or, to the Knowledge of the Company, threatened Orders (and to the Knowledge of the Company, no event has occurred or circumstances exist that is reasonably likely to give rise to, or serve as a basis for, any Order) against, the Company or to which the Company is otherwise a party, in each case, that is or would reasonably be expected to materially adversely impact the Company; or (d) as of the date hereof, Action pending or to the Knowledge of the Company, threatened against the Company, the Sellers or any Affiliate of the Sellers that challenges or seeks to prevent, enjoin or otherwise delay the Transactions.

Section 3.8 Brokers. No Person is or will be entitled to any brokerage, finder’s, investment banker’s, financial advisor or other fee, commission or like payment paid or payable by the Company solely as a result of or in connection with the consummation of the Transactions.

Section 3.9 Financial Statements.

(a) The Sellers have delivered or made available to the Purchaser complete and correct copies of the Company’s Balance Sheet and the Company’s income statement and cash flows for the period November 10, 2022 through December 1, 2022 (collectively, the “Financial Statements”).

(b) The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, except as may be noted therein. The Financial Statements (including the related notes and schedules) fairly present in all material respects the financial position of the Company as of the respective dates they were prepared and each of the related statements of operations and statement of changes in net parent investment and cash flows (including the related notes and schedules) fairly present in all material respects the results of operations, changes in net parent investment and changes in cash flows, as the case may be, of the Company for the respective period set forth therein, in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(c) The Financial Statements have been prepared from the books and records of the Company and which books and records accurately reflect in all material respects the transactions and dispositions of the Company.

Section 3.10 No Undisclosed Liabilities. The Company does not have any Liabilities required under GAAP to be reflected on a balance sheet except for those Liabilities (a) accurately reflected or reserved against in the Balance Sheet as of the Balance Sheet Date, (b) incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, (c) that will be discharged or paid off at or prior to the Closing or (d) that would not be, and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

Section 3.11 Absence of Certain Developments. Since the Balance Sheet Date, except as expressly contemplated herein, (a) the Company has conducted its business in all respects in the ordinary course of business; (b) there has been no Material Adverse Effect; and (c) the Company has not taken any action (or agreed or committed to take any action) which, other than in the ordinary course of business, if taken after the date hereof would require the Purchaser’s consent in accordance with Section 6.1(b).

Section 3.12 Title to Assets; Properties.

(a) The Company does not own, and has never owned, any real property.

(b) Except as set forth in Section 3.12(b) of the Company Disclosure Schedule (the “Leased Real Property”), the Company has not entered into, nor is it bound by, any lease, lease guaranty, sublease, agreement for the leasing, use or occupancy of, or otherwise granting a right in or relating to any real property.

(c) The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests (subject to the terms of the respective leases) in, all of its tangible properties and assets, real, personal and mixed, used or held for use in or necessary for the conduct of the business of the Company as currently conducted, free and clear of any Liens, except for (i) Liens for Taxes not yet due and payable and (ii) such imperfections of title and encumbrances, if any, which do not materially detract from the value or materially interfere with the present or anticipated future use of the property subject thereto or affected thereby.

Section 3.13 Material Contracts.

(a) Section 3.13(a) of the Company Disclosure Schedule sets forth a true and complete list of the following Contracts (excluding any Benefit Plan) in effect as of the date hereof (each a “Material Contract”):

(i) Contracts containing any requirement that the Company makes, directly or indirectly, any advance, loan, extension of credit or capital commitment or contribution to, or other investment in, any Person, or any capital expenditure after the date hereof;

(ii) Contracts containing any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company (or, following the Closing, the Purchaser or its Affiliates) to own, operate, sell, transfer, pledge or otherwise dispose of any material properties or assets;

(iii) any Contract (1) that limits or purports to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time, (2) providing for any material exclusivity obligations, or (3) granting any exclusive rights to products or services;

(iv) Contracts obligating the Company or any counterparty to purchase or obtain a minimum or specified amount of any product or service, or granting any right of first refusal, right of first offer or similar right with respect to any material assets of the Company;

(v) Contracts relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) that include any earn-out or other similar contingent obligation to be paid by the Company after the date hereof;

(vi) any Contract that requires, during the remaining term of such Contract, payments to or from the Company, except for Contracts meeting the requirement of Section 3.13(a)(iv);

(vii) interest rate, currency or other hedging Contracts;

(viii) any grant of a license (A) by a third party to the Company under any Intellectual Property, or (B) by the Company in favor of any third party under any Company Intellectual Property;

(ix) any joint venture, strategic alliance, partnership or similar arrangement involving a sharing of profits or expenses of payments based on material revenues or profits of the Company;

(x) all Contracts with any Governmental Entity to which the Company is a party;

(xi) all Contracts that (i) are between or among the Company on the one hand and any of the Sellers or any Affiliates (excluding the Company), directors or officers of the Sellers or their Affiliates (excluding the Company), on the other hand and (ii) will survive the Closing;

(xii) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which the Company is a party;

(xiii) any Contract relating to the incurrence of Indebtedness for borrowed money (including for the purposes of this Section 3.13(a)(xiii) any letters of credit, performance bonds and surety bonds, whether or not drawn or called); and

(xiv) any other Contract that is material to the business and operations of the Company taken as a whole and not otherwise disclosed pursuant to this Section 3.13(a).

(b) Each Material Contract is in full force and effect and, in accordance with its terms, constitutes a legal, valid, binding and enforceable obligation of the Company and, to the Knowledge of the Company, of the other parties thereto, except where such failures to be valid, binding, enforceable or in full force and effect have not been and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company, taken as a whole, and subject to the effect of applicable Enforceability Exceptions. Except as otherwise set forth on Section 3.13(b) of the Company Disclosure Schedule, the Company is not, nor, to the Knowledge of the Company, any other party thereto, is in material breach of or default under (or is alleged to be in breach of or default under), or has provided or received as of the date hereof any notice of any intention to terminate any Material Contract. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, be materially adverse to the Company taken as a whole, no event, circumstance or condition has occurred that, to the Knowledge of the Company, with the lapse of time or the giving of notice, or both, other than entering into and performing this Agreement and the agreements and transactions contemplated hereby, would constitute a breach of any Material Contract or result in the right to terminate, or cause or permit the acceleration or other material changes of any right or obligation or the loss of any material benefit thereunder by the Company, or any other party thereto. Correct and complete copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to the Purchaser.

Section 3.14 Compliance with Legal Requirements; Permits. Except as would not reasonably be expected to, individually or in the aggregate, materially adversely affect the Company: (a) the Company is in compliance with all Laws applicable to the Company or its properties or assets or the Company; (b) the Company has not received any written notice of or been charged with a violation of any such Laws related to or affecting the Company; (c) the Company has all Permits that are required for the operation of the Company as presently conducted, and all Permits obtained by the Company are valid and in full force and effect; (d) the

Company is not in default under or violation or breach of, and no event has occurred which, with the lapse of time or the giving of notice, or both, would constitute a default under or violation or breach of any term, condition or provision of any Permit or would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit; (e) none of the Permits has been challenged, suspended or revoked and, to the Knowledge of the Company, no written statement of intention to challenge, suspend or revoke or fail to renew any such Permit has been received by the Company; and (f) all fees and charges with respect to such Permits as of the date hereof have been paid in full.

Section 3.15 Taxes.

(a) The Company has duly and timely filed (taking into account any applicable extensions of time to file) all material Tax Returns required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. The Company has paid all material Taxes due and payable by it (whether or not shown as due on such Tax Returns), except for Taxes being contested in good faith and for which reserves have been established in accordance with GAAP. The unpaid Taxes of the Company (for the absence of doubt, calculated on the basis of a closing of the books as of the Closing Date) will not, as of the Closing Date, exceed the reserves for Tax Liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the applicable Financial Statements, as adjusted for the passage of time in accordance with the past custom and practice of the Company in filing Tax Returns.

(b) The Company has withheld and paid to the appropriate Taxing Authority all material Taxes required to be withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party.

(c) The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency, which waiver or extension has not since expired.

(d) There are no Liens for Taxes upon any of the assets of the Company, other than Permitted Liens.

(e) No Tax audits or administrative or judicial Tax proceedings are pending or being conducted, or threatened in writing, with respect to the Company. The Company has not been audited by any Taxing Authority and no change or adjustment has been required in connection with any such audit. The Company has not applied for a ruling relating to Taxes or entered into a “closing agreement” as described in Section 7121 of the Code (or any comparable provisions of state, local or foreign Law) with any Governmental Entity which could be binding on the Purchaser, Company, or any of their Affiliates after the Closing Date. No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Company.

(f) The Company (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return (or members if a combined, unitary or other group for state, local or foreign Tax purposes (other than an affiliated, combined, consolidated, unitary or other group the common parent of which was any of the Sellers, any of their Subsidiaries or the Company) or (ii) has no liability for the Taxes of any person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law) or as a transferee or successor. The Company is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation Contract, or any other contractual obligation to pay the Tax obligation of another Person (other than any Tax allocation, indemnity or sharing provision in agreements entered into in the ordinary course of business consistent with past practice and not primarily concerning Taxes).

(g) The Company has not been a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(h) The Company has not been a party to a transaction that is a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax Law.

(i) No claim has ever been made by a Taxing Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(j) The Company does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized or are treated as “surrogate foreign corporations” as defined in Section 7874(a)(2)(B) of the Code or domestic corporations as a result of the application of Section 7874(b) of the Code.

(k) The Company is in compliance in all material respects with all applicable transfer pricing Laws, including the execution and maintenance of contemporaneous documentation substantiating transfer pricing practices and methodologies.

(l) The Company is not, or ever has been, a (i) “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code or an entity that has ever made the election provided under section 897(i) of the Code.

(m) The Company is not nor will be liable for any material Tax, in any Post-Closing Tax Period, as a result of (i) a change in method of Tax accounting or period made on or prior to the Closing Date, (ii) an installment sale or “open transaction” disposition occurring on or prior to the Closing Date, (iii) a prepaid amount received, accrued, or paid on or prior to the Closing Date, (iv) an election under Section 108(i) of the Code made on or prior to the Closing Date, (v) intercompany transactions or excess loss accounts described in Treasury regulations under Section 1502 of the Code (or any similar provision of state, local, or non-U.S. Tax Laws) with respect to a transaction occurring prior to the Closing Date, or (vi) any other election prior to the Closing Date that has deferred more than an immaterial amount of income (or accelerated more than an immaterial item of loss or deduction) that would otherwise have accrued, including in each case comparable provisions of state, local and non-U.S. Laws.

(n) The Company has timely paid in full any Taxes imposed with respect to amounts that any of the Company are required to include in income as a result of the application of Section 965 of the Code (and any similar or analogous provisions of state or Local Law) and the Company made an election pursuant to Section 965(h) of the Code with respect to any such amounts.

Section 3.16 Intellectual Property.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth an accurate and complete list of all registered or applied-for (i) Patents, (ii) Trademarks and (iii) Copyrights included in the Company Intellectual Property which are owned or purported to be owned by the Company (collectively, “Registered Company Intellectual Property”), including, for each of (i)-(iii), where applicable, (a) the name of the applicant or registrant of record and the current owner, (b) the registration, issuance and application numbers and (c) the jurisdictions in which each such item of Company Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed. The Company solely owns and possesses all right, title and interest in and to, or has a valid right to use, all of the material Company Intellectual Property. Each item of Registered Company Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable.

(b) The operation of the business of the Company is not infringing, misappropriating or violating any Intellectual Property of any Person. There are no Actions pending or, to the Knowledge of the Company, threatened in writing against the Company, and the Company has not received any written notice, (i) alleging that such operation is infringing, misappropriating or violating any Intellectual Property of any Person or (ii) challenging the validity, enforceability or ownership of any Company Intellectual Property. To the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, any Company Intellectual Property.

(c) The Company has taken reasonable security measures to protect and maintain the secrecy, confidentiality and value of all trade secrets and other confidential information of the Company or provided to the Company under obligations of confidentiality.

Section 3.17 Employee Benefit Plans.

(a) Except as set forth on Section 3.17(a) of the Company Disclosure Schedule, the Company is neither party to nor has it sponsored any Company Benefit Plan. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Company Benefit Plan and all related trusts, insurance contracts and funds have at all times been established, maintained, and administered in compliance with its terms and applicable provisions of ERISA and any other applicable Laws. All contributions or payments with respect to Benefit Plans have been timely made.

(b) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) there are no pending or, to the Knowledge of the Company, threatened Actions, with respect to any Company Benefit Plan (other than claims for benefits in the ordinary course of business consistent with past practice) or any administrator or fiduciary thereof, and to the Knowledge of the Company, no fact or circumstance exists that would reasonably be expected to give rise to any such Action and (ii) no Company Benefit Plan is or, within the last six (6) years has been, the subject of an examination or audit by a Governmental Entity, or the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(c) Neither the Company nor any ERISA Affiliate has been a party to or maintained, sponsored, contributed to or has been obligated to contribute to, or had any liability with respect to (i) any plan subject to Title IV of ERISA, including a Multiemployer Plan; (ii) a “multiple employer plan” (within the meaning of ERISA or the Code); (iii) a self-funded health or welfare benefit plan; (iv) any voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code); or (v) any arrangement that provides medical, life insurance or other welfare benefits to any current or future retired or terminated employee (or any dependent thereof) other than as required pursuant to, Section 4980B of the Code or the Consolidated Omnibus Budget Reconciliation Act, as amended (“COBRA”) (or equivalent state or foreign Law). Any self-funded health or welfare Benefit Plan has complied in all material respects with all applicable accrual obligations and funding requirements.

(d) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there has been no, and the execution of this Agreement will not result in any, non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan.

(e) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in conjunction with any other event): (i) result in any payment or benefit (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any current or former director, officer, employee or independent contractor of the Company from the Company under any Benefit Plan or otherwise; (ii) increase the amount of any compensation or benefits otherwise payable by the Company under any Company Benefit Plan; or (iii) result in the acceleration of the time of payment, funding or vesting of any compensation or benefits under any Company Benefit Plan. No amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company in connection with the Transactions (either alone or in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. The Company has no obligation to make a “gross-up” or similar payment in respect of any taxes that may become payable under Section 4999 of the Code.

(f) The Company is not now nor has it ever been party to or sponsored any Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code.

Section 3.18 Labor Matters.

(a) (i) The Company has been in compliance in all material respects with all applicable Laws and Orders with respect to the employment of Company Employees, including employment practices, employee classification, labor relations, health and safety, wages, hours and terms and conditions of employment and fair labor standards, (ii) except as would not result in material liability to the Company taken as a whole, the Company has declared and paid all applicable social security charges and contributions on due time, (iii) there are no material Actions or disputes pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company or any of the Company Employees relating to any of the foregoing Laws and (iv) except as would not result in material liability to the Company taken as a whole, all Company Employees have been paid all wages, salaries, commissions, bonuses, social insurance, housing fund, overtime payment, benefits and other compensation due to or on behalf of such Person.

(b) The Company has no material liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from overtime wages. Except as would not result in material liability to the Company taken as a whole, the Company has (i) obtained Forms I-9 for each Company Employee working as an employee in the United States and such other verification documentation required for each Company Employees whose primary work location is outside of the United States of America and (ii) retained such forms for the required period pursuant to the United States Immigration Reform and Control Act or similar foreign, state or local Laws.

Section 3.19 Compliance with Anti-Corruption Laws. Except for such matters as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) The Company, nor to the Knowledge of the Company anyone acting on its or their behalf, has not:

(i) violated, or engaged in any activity, practice or conduct which would violate, any Anti-Corruption Law;

(ii) used corporate funds or assets for any unlawful contribution, gift, entertainment or other unlawful expense, or made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment; or

(iii) directly, or indirectly through its agents, Representatives or any other Person authorized to act on its behalf, offered, promised, paid, given, or authorized the payment or giving of money or anything else of value (including facilitation payments) to any (1) Government Official; (2) Person; or (3) other Person while knowing or having reason to believe that some portion or all of the payment or thing of value will be offered, promised, or given, directly or indirectly, to a Government Official or other Person, in order to unlawfully obtain or retain business for, direct business to, or secure an unlawful advantage for, the Company by (x) influencing any act or decision of such Government Official or such Person in his, her or its official capacity, including a decision to do or omit to do any act in violation of his, her or its lawful duties; or (y) inducing such Government Official or such Person to use his, her or its influence or position with any Governmental Entity or other Person to influence any act or decision.

(b) The Company:

(i) does not employ any Government Official or a Close Family Member of any Government Official; and

(ii) does not have a personal, business, or other relationship or association with any Government Official or Close Family Member of any Government Official who may have responsibility for or oversight of any business activities of the Company.

(c) The Company has not been the subject of any investigation, inquiry, or enforcement proceeding by any court, governmental, administrative or regulatory body, or any customer regarding any violation or alleged violation of any Anti-Corruption Law, and no such investigation, inquiry or proceeding is pending or, to the Knowledge of the Company, threatened and there are no circumstances likely to give rise to any such investigation, inquiry or proceeding.

(d) The Company is not barred or suspended from doing business with any Governmental Entity or has its export privileges revoked or suspended in connection with a violation or alleged violation of any Anti-Corruption Law.

Section 3.20 No Other Representations or Warranties; No Reliance.

(a) Except for the representations and warranties contained in this Article III, neither the Company nor any other Person or entity on behalf of the Company has made or makes any representation or warranty, whether express or implied, with respect to the Company, their Affiliates, or any of their respective businesses, affairs, assets, Liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Purchaser, their Affiliates or any of their Representatives by or on behalf of the Company. Neither the Company nor any other Person on behalf of the Company have made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the Purchaser, their Affiliates or any of their Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of the Company or its Affiliates, whether or not included in any management presentation.

(b) The Company, on behalf of itself and its Affiliates, acknowledges and agrees that, except for the representations and warranties contained in Article V, neither the Purchaser nor any other Person or entity on behalf of the Purchaser has made or makes, and the Company and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Purchaser, their Affiliates or their respective businesses, affairs, assets, Liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company or its Affiliates or any of their Representatives by or on behalf of the Purchaser.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers hereby jointly and severally represent and warrant to the Purchaser as follows:

Section 4.1 Organization; Standing and Power.

(a) In the case of Sellers that are entities only, such Seller is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.

(b) Each of the Sellers is an individual or legal entity, and if a legal entity is duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization as set forth therein.

Section 4.2 Transferred Equity Interests.

(a) The Sellers have good and valid title, of record and beneficially, to all of the Transferred Equity Interests, free and clear of all Liens, other than Permitted Liens, and the Transferred Equity Interests (prior to the issuance of the Issued Equity Interests) constitute all of the issued and outstanding equity interests of the Company.

(b) All of the Transferred Equity Interests have been duly authorized and validly issued, fully paid and nonassessable and were not issued in violation of (i) any agreement, arrangement, Contract or other commitment to which any of the Sellers is a party or is subject to; (ii) any preemptive or similar rights of any Person; or (iii) any Law.

(c) There are no outstanding and authorized (x) options, subscriptions, warrants or rights of conversion, calls, puts, rights of first refusal, preemptive rights or other similar rights, Contracts, agreements, arrangements or commitments obligating any of the Sellers or their Affiliates to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any shares of or other equity interest in the Company’s capital stock or any interest therein, other equity interests or securities convertible into or exchangeable for equity interests in the Transferred Equity Interests or the Issued Equity Interests or other direct or indirect equity interests of the Company (whether issued or unissued); (y) stock appreciation rights, phantom stock, profit participation or other similar rights or equity equivalents of or with respect to the Company; or (z) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Transferred Equity Interests or the Issued Equity Interests or to which the Company is a party or by which the Company is bound. No claim has been made or, to the Knowledge of the Sellers, threatened, asserting that any Person is the holder or beneficial owner of, or has the right to acquire beneficial ownership of, any Transferred Equity Interests, any Issued Equity Interests or any other equity interests in the Company, and to the Knowledge of the Sellers, no facts or circumstances exist that would reasonably be expected to give rise to a valid claim of such ownership by any Person.

Section 4.3 Authority; No Violation.

(a) Each of the Sellers has all of the requisite corporate or other entity power and authority, as applicable, to enter into this Agreement and to carry out and perform its obligations hereunder and to consummate the Transactions. This Agreement and the Ancillary Agreements to which the Sellers are a party has been duly and validly executed and delivered by the Sellers, and the performance by each of the Sellers of its obligations hereunder and the consummation by the Sellers of the Transactions has been duly authorized, and, assuming due authorization, execution and delivery of this Agreement by the Purchaser and the Company, this Agreement constitutes a valid, legal and binding obligation of the Sellers, enforceable against the Sellers in accordance with its terms, subject, to the effect of any applicable Law relating to Enforceability Exceptions.

(b) The execution, delivery and performance of this Agreement and the Ancillary Agreements to which the Sellers are a party by the Sellers and the consummation of the Transactions, do not (and will not, with or without the lapse of time or the giving of notice, or both):

(i) contravene, conflict with or result in a violation or breach of or default under any of the Organizational Documents of the Company or the Organizational Documents of the Sellers;

(ii) subject to obtaining the consents, approvals, authorizations or making required filings described under Section 4.4, contravene, conflict with or result in a violation or breach of any provision of any Law or Order applicable to the Sellers;

(iii) contravene, conflict with or result in a violation or breach of, or result in a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Lien (other than Liens created by the Purchaser or any of its Affiliates and Permitted Liens) upon any of the properties, assets or rights of the Company, under any Contract to which the Sellers are a party; except, in the case of clause (ii) and (iii), where such conflict, violation, default or imposition would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.4 Consents and Approvals. Except for compliance with the Securities Act, no notice, approval, report, consent, registration, Permit or other authorization or filing to or with any Governmental Entity is required by or with respect to the Sellers in connection with the execution and delivery of this Agreement by the Sellers or the performance of their obligations under this Agreement, or the consummation of the Transactions except for such notices, approvals, reports, consents, registrations, Permits or other authorizations or filings that, if not obtained or made, would not be, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company taken as a whole.

Section 4.5 Title to the Transferred Equity Interests. At the Closing, and upon receipt of the consideration provided for hereunder by the Sellers and the Company, good and valid title to all equity interests of the Company (including the Transferred Equity Interests and the Issued Equity Interests) will pass to the Purchaser, either directly or indirectly, free and clear of any Liens (other than created by the Purchaser). Other than this Agreement and the Company’s

Organizational Documents or applicable securities Laws, there is no Contract to which any of the Sellers or Company is a party, or by which any of the Sellers or Company are individually or jointly bound, that restricts or otherwise relates to the ownership, rights (including as to voting and distributions), duties or ability to transfer or dispose of the equity interests in the Company.

Section 4.6 Litigation. There is no: (a) Action pending or, to the Knowledge of the Sellers, threatened (and to the Knowledge of the Sellers, no event has occurred or circumstances exist that is reasonably likely to give rise to, or serve as a basis for, any Action), against the Sellers, or any of their respective material properties or material assets (or by or against any of the Sellers, the Company or any Affiliate thereof and relating to the Company), in each case, that is or would reasonably be expected to materially adversely impact the Company; (b) material settlement agreement currently in effect with respect to the Company; (c) outstanding, pending, or, to the Knowledge of the Sellers, threatened Orders (and to the Knowledge of the Sellers, no event has occurred or circumstances exist that is reasonably likely to give rise to, or serve as a basis for, any Order) against, the Sellers, the Company or to the Sellers or the Company is otherwise a party, in each case, that is or would reasonably be expected to materially adversely impact the Company; or (d) as of the date hereof, Action pending or to the Knowledge of the Sellers, threatened against the Company, the Sellers or any Affiliate of the Sellers that challenges or seeks to prevent, enjoin or otherwise delay the Transactions.

Section 4.7 Brokers. No Person is or will be entitled to any brokerage, finder’s, investment banker’s, financial advisor or other fee, commission or like payment paid or payable by the Company solely as a result of or in connection with the consummation of the Transactions.

Section 4.8 Accredited Investor; Purchase for Investment. The Sellers are accredited investors as defined in Regulation D under the Securities Act. The Sellers (either alone or together with its advisors) have sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Class A Common Stock issuable hereunder and are capable of bearing the economic risks of such investment. The Sellers acknowledge that the Class A Common Stock issuable hereunder have not been registered under the Securities Act, or any state securities Laws and agree that the Class A Common Stock issuable hereunder may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities Laws, in each case, to the extent applicable.

Section 4.9 Inspection; Sellers’ Representations. The Sellers have such knowledge and experience in financial and business matters as is required for evaluating the merits and risks of its purchase of the Common Stock Consideration and is capable of such evaluation. The Sellers acknowledge that the Sellers and their Affiliates have conducted their own independent review, analysis and assessment of the present condition and the future prospects of the Purchaser and are sufficiently experienced to make an informed judgment with respect thereto. The Sellers, on behalf of themselves and their Affiliates, acknowledge and agree that neither the Purchaser nor any of its Affiliates has made any warranty, express or implied, as to the prospects of the Purchaser or its profitability for the Seller, or with respect to any forecasts, projections or business plans prepared by or on behalf of the Purchaser or its Affiliates and delivered to the Seller for review of the Purchaser or the negotiation and execution of this Agreement. Except as otherwise expressly set forth in this Agreement, the Seller acknowledges that the Common Stock Consideration will be furnished “AS IS, WHERE IS,” AND, SUBJECT TO THE REPRESENTATIONS AND WARRANTIES CONTAINED IN Article V, WITH ALL FAULTS AND WITHOUT ANY OTHER REPRESENTATION OR WARRANTY OF ANY NATURE WHATSOEVER, EXPRESS OR IMPLIED, ORAL OR WRITTEN, AND, IN PARTICULAR, WITHOUT ANY IMPLIED WARRANTY OR REPRESENTATION AS TO CONDITION, MERCHANTABILITY OR SUITABILITY FOR ANY PURPOSE.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as disclosed on the Purchaser SEC Documents filed prior to the date hereof and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature), the Purchaser hereby represents and warrants to the Sellers and to the Company as follows:

Section 5.1 Organization; Standing and Power.

(a) The Purchaser is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.

(b) The Purchaser has all requisite power and authority to own, operate and lease its respective properties and carry on its business as presently being conducted in all material respects.

Section 5.2 Capitalization of Purchaser.

(a) As of the date of this Agreement, the authorized capital stock of the Purchaser consists of 380,000,000 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), 20,000,000 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), and 1,000,000 shares of preferred stock, par value $0.0001 per share. As of the date hereof and as of immediately prior to Closing (without giving effect to the PIPE Investment, the Redemption Offer and the issuance of the Common Stock Consideration): (i) 24,150,000 Class A Common Stock are issued and outstanding, (ii) 6,037,500 Class B Common Stock are issued and outstanding, (iii) no preferred stock are issued and outstanding, (iv) 12,075,000 public warrants, each exercisable for one share of Class A Common Stock for $11.50 per share (the “Purchaser Public Warrants”), are issued and outstanding and (v) 6,830,00 private placement warrants, each exercisable for one share of Class A Common Stock for $11.50 per share (the “Purchaser Private Warrants”, and together with the Purchaser Public Warrants, the “Purchaser Warrants”) are issued and outstanding and (vi) 24,150,000 units, each consisting of one share of Class A Common Stock and one-half of one Purchaser Warrant (each, a “Purchaser Unit”), are issued and outstanding. The issued and outstanding shares of Class B Common Stock are convertible on a one-for-one basis, into shares of Class A Common Stock upon consummation of the Transactions. All holders of Class B Common Stock have irrevocably waived any anti-dilution adjustment as to the ratio by which Class B Common Stock convert into Class A Common Stock or any other measure with an anti-dilutive effect, in any case, that results from or is related to the Transactions.

(b) All issued and outstanding shares of Class A Common Stock, shares of Class B Common Stock, Purchaser Warrants and Purchaser Units are validly issued, fully paid and non-assessable and are not subject to preemptive rights.

(c) Except for the Purchaser Warrants and Purchaser Units, there are no outstanding (i) securities of the Purchaser convertible into or exchangeable for shares or other equity interests or voting securities of the Purchaser, (ii) options, warrants or other rights (including preemptive rights) or agreements, arrangement or commitments of any character, whether or not contingent, of the Purchaser to acquire from any Person, and no obligation of the Purchaser to issue, any shares or other equity interests or voting securities of the Purchaser or any securities convertible into or exchangeable for such shares or other equity interest or voting securities, (iii) equity equivalents or other similar rights of or with respect to the Purchaser, or (iv) obligations of the Purchaser to repurchase, redeem, or otherwise acquire any of the foregoing securities, shares, options, equity equivalents, interests or rights.

(d) The Purchaser has no direct or indirect equity interests, participation or voting right or other investment (whether debt, equity or otherwise) in any Person (including any Contract in the nature of a voting trust or similar agreement or understanding) or any other equity equivalents in or issued by any other Person.

Section 5.3 Purchaser SEC Documents; Controls.

(a) The Purchaser has timely filed with or furnished to the SEC all forms, reports, schedules and statements required to be filed or furnished by it with the SEC since October 5, 2021 (such forms, reports, schedules and statements, the “Purchaser SEC Documents”). As of their respective filing dates, or, if amended or superseded by subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), each of the Purchaser SEC Documents, complied as to form in all material respects with the applicable requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Purchaser SEC Documents, and none of the Purchaser SEC Documents contained, when filed or, if amended or superseded prior to the date of this Agreement, as of the date of the last such amendment or superseding filing, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of the Purchaser, as of the date hereof, none of the Purchaser SEC Documents are the subject of (i) ongoing SEC review or outstanding SEC comment or (ii) outstanding SEC investigation.

(b) The financial statements of the Purchaser contained in the Purchaser SEC Documents, including any notes and schedules thereto, (i) complied as to form in all material respects with the rules and regulations of the SEC with respect thereto as of their respective dates; (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC or as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Purchaser and its consolidated Subsidiaries, as of their respective dates and the results of operations and the cash flows of the Purchaser and its consolidated Subsidiaries, for the periods presented therein.

(c) The Purchaser has established and maintains a system of “internal controls over financial reporting” (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act and the listing standards of NYSE. The Purchaser’s “disclosure controls and procedures” (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all material information required to be disclosed by the Purchaser in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Purchaser’s management as appropriate to allow timely decisions.

Section 5.4 Trust Account. As of the date of this Agreement, the Purchaser has at least $241,500,000 (the “Trust Amount”) in the Trust Account, with such funds invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 and held in trust by the Trustee pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of the Purchaser and the Trustee, enforceable in accordance with its terms. The Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no agreements, Contracts, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Purchaser SEC Documents to be inaccurate in any material respect or (ii) entitle any Person (other than holders of Class A Common Stock who from and after the date hereof shall have exercised their Purchaser Shareholder Redemption Right) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except (A) to pay income and franchise taxes from any interest income earned in the Trust Account and (B) to redeem Class A Common Stock pursuant to the Purchaser Shareholder Redemption Right. There are no Actions pending or, to the Knowledge of the Purchaser, threatened with respect to the Trust Account.

Section 5.5 Absence of Certain Changes or Events. Since September 1, 2022, (a) there has not been any Purchaser Material Adverse Effect and (b) the Purchaser has not conducted any business other than its formation, the public offering of its securities (and the related private offerings), the making of public reports under the Exchange Act, the search for, and preparation for the execution of, a Business Combination and in connection with the execution and delivery of this Agreement and the consummation of the Transactions, and other activities in each case that are incidental thereto.

Section 5.6 Authority; No Violation.

(a) The Purchaser has all the requisite corporate or other power and authority to execute, deliver and perform this Agreement and to consummate the Transactions. This Agreement and the Ancillary Agreements to which the Purchaser is a party have been duly and validly executed and delivered by the Purchaser and, assuming due authorization, execution and delivery of this Agreement by the Sellers, constitutes a valid, legal and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject, to the effect of any applicable Law relating to Enforceability Exceptions.

(b) The execution and delivery of this Agreement and the Ancillary Agreements to which the Purchaser is a party by the Purchaser, and the consummation of the Transactions, do not (and would not, with the lapse of time or the giving of notice, or both):

(i) contravene, conflict with or result in a violation of any of the provisions of the Purchaser’s Organizational Documents;

(ii) subject to obtaining the Consents and making required filings described under Section 5.7, contravene, conflict with or result in a violation of any applicable Law or Order; or

(iii) contravene, conflict with or result in a violation or breach of, or result in a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Lien upon any of the assets or rights of the Purchaser, under any material contract of the Purchaser;

except, in the case of clauses (ii) and (iii), where such conflict, violation, default or imposition would not have, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 5.7 Consents and Approvals. Except for in connection with or in compliance with (a) the applicable requirements of other Regulatory Laws, (b) the Exchange Act or the Securities Act and (c) such Consents as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country or the rules and regulations of the NYSE; or (d) any other such reports, Consents, Permits or other filings that, if not obtained or made would not have, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, no Consent of a Governmental Entity is required to be obtained or made by the Purchaser in connection with the execution and delivery of this Agreement by the Purchaser or the performance of its obligations under this Agreement or the consummation by the Purchaser of the Transactions.

Section 5.8 Litigation. As of the date hereof, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect: (a) there are no Actions pending or, to the Knowledge of the Purchaser, threatened, against the Purchaser or its Affiliates, or seeking to prevent the Transactions; and (b) there are no Orders pending or, to the Knowledge of the Purchaser, threatened, against the Purchaser or its Affiliates or to which the Purchaser or its Affiliates is otherwise a party, in each case relating to this Agreement or the Transactions.

Section 5.9 Brokers. No Person, other than Needham & Company, LLC, has acted, directly or indirectly, as a broker, finder, investment banker or financial advisor for the Purchaser in connection with the Transactions, and no Person is or will be entitled to any brokerage, finder’s or other fee, commission or like payment in respect thereof in connection with the Transactions or based upon arrangements made by or on behalf of the Purchaser.

Section 5.10 Accredited Investor; Purchase for Investment. The Purchaser is an accredited investor as defined in Regulation D under the Securities Act. The Purchaser is purchasing the Transferred Equity Interests for the purpose of investment for its own account and not with a view toward or for resale in connection with, any distribution thereof or with any present intention of distributing or selling the Transferred Equity Interests. The Purchaser (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Transferred Equity Interests and is capable of bearing the economic risks of such investment. The Purchaser acknowledges that the Transferred Equity Interests have not been registered under the Securities Act, or any state securities Laws and agrees that the Transferred Equity Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities Laws, in each case, to the extent applicable.

Section 5.11 No Undisclosed Liabilities. The Purchaser does not have any Liabilities that would be required under GAAP to be reflected on a balance sheet or the notes thereto, except for those Liabilities (a) reflected or reserved against on the balance sheet of the Purchaser dated as of September 30, 2022 (including the notes thereto) contained in the Purchaser’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, (b) arising in the ordinary course of business consistent with past practice since September 30, 2022, (c) that will be discharged or paid off prior to or at the Closing, (d) Liabilities for fees and expenses incurred in connection with the Transaction, or (e) that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 5.12 Listing. The issued and outstanding Class A Common Stock, Purchaser Warrants and Purchaser Units (the foregoing, collectively, the “Purchaser Public Securities”) are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE. There is no suit, action, proceeding or investigation pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by NYSE or the SEC with respect to any intention by such entity to deregister any Purchaser Public Securities or prohibit or terminate the listing of any Purchaser Public Securities on NYSE. The Purchaser has taken no action that is designed to terminate the registration of the Purchaser Public Securities under the Exchange Act. The Purchaser has not received any written or, to the Purchaser’s Knowledge, oral deficiency notice from NYSE relating to the continued listing requirements of the Purchaser Public Securities.

Section 5.13 Investment Company. The Purchaser is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 5.14 Inspection; Sellers’ Representations. The Purchaser has such knowledge and experience in financial and business matters as is required for evaluating the merits and risks of its purchase of the Transferred Equity Interests and the Issued Equity Interests and is capable of such evaluation. The Purchaser acknowledges that the Purchaser and its Affiliates have conducted their own independent review, analysis and assessment of the present condition and the future prospects of the Company and are sufficiently experienced to make an informed judgment with respect thereto. The Purchaser, on behalf of itself and its Affiliates, acknowledges and agrees that none of the Sellers, the Company or any of their Affiliates has made any warranty, express or implied, as to the prospects of the Company or its profitability for the Purchaser, or with respect to any forecasts, projections or business plans prepared by or on behalf of the Sellers, the Company or their Affiliates and delivered to the Purchaser for review of the Company or the negotiation and execution of this Agreement. Except as otherwise expressly set forth in this Agreement, the Purchaser acknowledges that the Transferred Equity Interests and Issued Equity Interests will be furnished “AS IS, WHERE IS,” AND, SUBJECT TO THE REPRESENTATIONS AND WARRANTIES CONTAINED IN Article III AND ARTICLE IV, WITH ALL FAULTS AND WITHOUT ANY OTHER REPRESENTATION OR WARRANTY OF ANY NATURE WHATSOEVER, EXPRESS OR IMPLIED, ORAL OR WRITTEN, AND, IN PARTICULAR, WITHOUT ANY IMPLIED WARRANTY OR REPRESENTATION AS TO CONDITION, MERCHANTABILITY OR SUITABILITY FOR ANY PURPOSE.

Section 5.15 No Other Representations or Warranties.

(a) Except for the representations and warranties contained in this Article IV, neither the Purchaser nor any other Person or entity on behalf of the Purchaser has made or makes any representation or warranty, whether express or implied, with respect to the Purchaser, their Affiliates or their respective businesses, affairs, assets, Liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Sellers, their Affiliates or any of their Representatives by or on behalf of the Purchaser. Neither the Purchaser nor any other Person or entity on behalf of the Purchaser has made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the Sellers, their Affiliates or any of their representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of the Purchaser or its Affiliates, whether or not included in any management presentation.

(b) The Purchaser, on behalf of itself and its Affiliates, acknowledges and agrees that, except for the representations and warranties contained in Article III and Article IV, none of the Sellers, the Company or any other Person or entity on behalf of the Sellers or the Company have made or makes, and the Purchaser and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Sellers, the Company, their respective Affiliates or their respective businesses, affairs, assets, Liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), whether or not included in any management presentation, or with respect to the accuracy or completeness of any information provided or made available to the Purchaser or any of its officer, directors, employees, agents, representatives, lender, Affiliates or any other Person acting on its behalf by or on behalf of the Sellers’ or the Company’s officers, directors, employees, agents, representatives, lenders or Affiliates.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Business.

(a) From the date of this Agreement through the Closing, except (i) as required by Law, (ii) as expressly contemplated by this Agreement or the Ancillary Agreements or as consented to in writing by the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), or (iii) as disclosed in Section 6.1 of the Company Disclosure Schedule, the Sellers shall cause the Company to and the Company shall, conduct, and cause to be conducted, and operate its business in all material respects in the ordinary course of business and to use its commercially reasonable efforts to preserve intact its business relationships with its material lessors, licensors, suppliers, distributors and customers, and employees.

(b) In addition (and without limiting the generality of the foregoing), from the date of this Agreement through the Closing: except (i) as required by Law, (ii) as expressly contemplated by this Agreement or the Ancillary Agreements or as consented to in writing by the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), or (iii) as disclosed in Section 5.1 of the Company Disclosure Schedule, the Sellers shall not, and shall cause the Company not to, and the Company shall not (it being agreed that with respect to the matters specifically addressed by any provision of this Section 5.1(b), such specific provisions shall govern over the more general provision of Section 5.1(a)):

(i) amend or propose to amend its Organizational Documents;

(ii) merge with or into or consolidate with, or agree to merge with or into or consolidate with, any other Person, split, combine, subdivide or reclassify any of its capital stock or other ownership interests, or change or agree to change in any manner the rights of its capital stock or other ownership interests or liquidate or dissolve;

(iii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property, a combination thereof or otherwise) in respect of, or enter into any Contract with respect to the voting of, any of its capital stock or other equity interests or securities therein;

(iv) amend or modify in any material respect, or waive any rights under or consent to the termination of any Material Contract or enter into any Contract that, if in effect as of the date hereof, would constitute a Material Contract (other than in the ordinary course of business);

(v) (A) abandon, allow to lapse, fail to prosecute or defend any Company Intellectual Property (other than Company Intellectual Property that the Company determines in its reasonable business judgment is immaterial to the business of the Company); or (B) sell, assign, transfer, license, grant any security interest in, or otherwise encumber or dispose of any Company Intellectual Property (other than non-exclusive licenses granted to customers or service providers);

(vi) (A) issue, sell, redeem or acquire any capital stock or other ownership interest in itself; or (B) issue, sell or grant any option, warrant, convertible or exchangeable security, right, “phantom” partnership (or other ownership) interest (or similar “phantom” security), restricted partnership (or other ownership) interest, subscription, call, unsatisfied preemptive right or other agreement or right of any kind to purchase or otherwise acquire (including by exchange or conversion) any of its capital stock or any other ownership interests;

(vii) incur any Indebtedness or enter into any other Contract, in each case, for any borrowed money, except for such Indebtedness that does not exceed $200,000 in the aggregate;

(viii) sell, transfer, lease, license or make any other disposition of (whether by way of merger, consolidation, sale of stock or assets or otherwise) or pledge, encumber or otherwise subject to any Lien (other than a Permitted Lien), any of its tangible properties or assets;

(ix) make any capital expenditures other than in accordance with any capital expenditure plan previously approved by the Purchaser;

(x) accelerate any accounts receivable or delay any accounts payable, in each instance, outside of the ordinary course of business;

(xi) settle or compromise or agree to settle or compromise any Action (A) involving any Liability of the Company or its respective directors, officers, employees or agents (in their capacities as such) or (B) involving a conduct remedy or similar injunctive relief that has a restrictive impact on the Company;

(xii) acquire or agree to acquire in any manner, including by way of merger, consolidation, or purchase of any capital stock or assets, any business or Person or other business organization or division thereof or make any loans, advances, or capital contributions to investments in any Person;

(xiii) except (A) as expressly contemplated by Article VI, or (B) as required by any Company Benefit Plan in effect as of the date of this Agreement, (1) increase the aggregate compensation and benefits payable or that could become payable by the Company to any of the Company Employees, (2) establish, adopt, enter into, amend, terminate, or take any action to accelerate rights under any Company Benefit Plan, (3) terminate the employment of any Company Employee, other than for cause, or (4) except as specifically permitted under this clause (xiii), otherwise transfer to the Company any employee-related Liabilities that this Agreement allocates to the Sellers;

(xiv) adopt or change any of their accounting principles or the methods of applying such principles, except as required under GAAP or applicable Law;

(xv) (A) make, change or revoke any material Tax election; (B) change any material method of Tax accounting; (C) file any amended material Tax Return; (D) settle any audit or other proceeding related to a material amount of Taxes; (E) forego any available material refund of Taxes; (G) enter into any Tax allocation, indemnity, sharing or similar agreement or any Closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-US Law); (H) seek any Tax ruling from any Governmental Entity; (I) initiate or enter into any voluntary disclosure agreement or similar agreement with a Taxing Authority; (J) take any action that would change the classification of the Company for US federal (and any applicable state) Tax purposes or liquidate or otherwise dissolve of the Company, in each case, to the extent any such action could be reasonably be expected to adversely affect the Purchaser, any of its Subsidiaries, or the Company; (it being agreed and understood that none of clauses (i) through (xiv) or clause (xx) of this Section 5.1(b) shall apply to Tax compliance matters (other than clause (xx) insofar as it relates to this clause (xv) and that this clause (xv) shall apply solely to Tax Returns, and Taxes in respect of Tax Returns, that include only the Company);

(xvi) enter into any Contract with respect to any joint venture, strategic partnership, or alliance;

(xvii) except to the extent expressly permitted by Article IX, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the consummation of the Transactions;

(xviii) grant, implement or adopt any retention payments that are contingent on the recipient providing continued services following the Closing or experiencing a termination without cause following the Closing;

(xix) amend any lease, sublease, license or concession in a manner that would materially modify the rights or obligations of the parties to such lease, sublease, license or concession;

(xx) incur or otherwise become obligated to pay any amounts that would constitute Transaction Costs of the Company in any amount that would exceed $5,000,000; and

(xxi) agree to or authorize, or commit to agree to or authorize (in writing or otherwise) any of the actions set forth in clauses (i) through (xx) above.

(c) Except (i) as required by Law or pursuant to any Contract in existence as of the date of this Agreement or (ii) as expressly contemplated by this Agreement (including for the avoidance of doubt, the PIPE Investment and Redemption Offer) or the Ancillary Agreements or as consented to in writing by the Sellers (which consent shall not be unreasonably withheld, conditioned or delayed and it being understood that in the case of any failure to affirmatively deny consent within five (5) Business Days following receipt of a written request from the Purchaser for such consent, that request shall be deemed to be consented to), the Purchaser shall not:

(i) merge with or into or consolidate with, or agree to merge with or into or consolidate with, any other Person, subdivide or reclassify any of its shares or other ownership interests, or change or agree to change in any manner the rights of its shares or other ownership interests or liquidate or dissolve;

(ii) (A) issue, sell, redeem or acquire any shares or other ownership interest in itself, other than pursuant to the Redemption Offer or the conversion of issued and outstanding Class B Common Stock held by the Purchaser Sponsor into Class A Common Stock in accordance with the terms of the Purchaser’s Organizational Documents; or (B) issue, sell or grant any option, warrant, convertible or exchangeable security, right, “phantom” partnership (or other ownership) interest (or similar “phantom” security), restricted partnership (or other ownership) interest, subscription, call, unsatisfied preemptive right or other agreement or right of any kind to purchase or otherwise acquire (including by exchange or conversion) any of its shares or any other ownership interests, other than the issuance of Purchaser Warrants to the provider of any Working Capital Loans in settlement of such Working Capital Loans;

(iii) acquire or agree to acquire in any manner, including by way of merger, consolidation, or purchase of shares or shares of any capital stock or assets, any business of any Person or other business organization or division thereof;

(iv) adopt or change any of their accounting principles or the methods of applying such principles, except as required under GAAP or applicable Law;

(v) except to the extent expressly permitted by Article IX, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the consummation of the Transactions;

(vi) incur or otherwise become obligated to pay any amounts that would constitute Transaction Costs of the Purchaser or Purchaser Sponsor in any amount that would exceed $15,000,000; and

(vii) agree to or authorize, or commit to agree to or authorize (in writing or otherwise) any of the actions set forth in clauses (i) through (vi) above.

Section 6.2 Access.

(a) From the date hereof until the Closing, the Company shall provide the Purchaser and its respective officers, directors, Affiliates, employees and Representatives, upon reasonable notice, at the Purchaser’s expense and in accordance with the procedures reasonably established by the Company, reasonable access during normal business hours to the books and records of or relating to the Company and to the officers, employees and Representatives of the Company; provided, however, that the Company may withhold any document or information where disclosure of such document or information would reasonably be expected to: (i) unreasonably interfere with the operation of the Company; (ii) cause a violation of any Contract with a third party to which the Company or any of its Affiliates is a party; (iii) jeopardize attorney-client privilege; (iv) contravene any Laws; or (v) in the case of personnel records, in the

Company’s good faith opinion, be sensitive, or subject the Company to risk of material Liability. If any of the information or material furnished pursuant to this Section 6.2 includes material or information subject to the attorney-client privilege or attorney work-product doctrine or any other applicable privilege concerning pending or threatened Actions or governmental investigations, each Party understands and agrees that the Parties have a commonality of interest with respect to such matters, and it is the desire, intention and mutual understanding of the Parties that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information, nor its continued protection under the attorney-client protection, attorney work product doctrine, or other applicable privilege, and shall remain entitled to such protection under those privileges, this Agreement, and the joint defense doctrine.

Section 6.3 Efforts.

(a) Each of the Parties agrees to use its respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate the Transactions as promptly as practicable, including: (i) the obtaining of all necessary actions or nonactions, licenses, permits, orders, notifications, clearances, waivers, authorizations, expirations or terminations of waiting periods, clearances, Consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid any Action, injunction or proceeding by, any Governmental Entity, including in connection with any Regulatory Law; (ii) the defending of any Actions challenging this Agreement or the consummation of the Transactions; and (iv) the execution and delivery of any notification or additional instruments necessary to consummate this Agreement and the Transactions.

(b) The Parties shall use commercially reasonable efforts to promptly obtain, and to cooperate with each other to promptly obtain, all authorizations, approvals, clearances, consents, actions or non-actions of any Governmental Entity in connection with the above filings, applications or notifications. Each Party shall respond as promptly as practicable to any request by any Governmental Entity for information, documentation, other material or testimony, including by responding at the earliest reasonably practicable date to any request under or with respect to any inquiry by any Governmental Entity, and any such other applicable Laws for additional information, documents or other materials received by the Sellers or the Purchaser or any of their respective Affiliates from any Governmental Entity regarding any matter with respect to the Transactions under any Regulatory Law. In furtherance and not in limitation of the foregoing, the Parties shall, and shall cause their Affiliates to, use reasonable best efforts to undertake promptly any and all action required to complete the Transactions as promptly as practicable (but in any event prior to the Outside Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any Action in any forum by or on behalf of any Governmental Entity or the issuance of any Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Transactions, including to (x) proffer or consent and/or agree to any Order or other agreement providing for the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business or (y) promptly effect the disposition, licensing or holding separate of any assets or lines of business or (z) take any other remedy requested or proposed by any Governmental Entity, in each case, as may be necessary to permit the lawful consummation of the Transaction on or prior to the Outside Date and except as would have or would reasonably be expected to materially and adversely affect the Company, taken as a whole, following Closing. The Sellers and the Purchaser shall only be required to undertake any action contemplated by the immediately preceding sentence in the event that such action is conditioned on the consummation of the Transactions.

(c) Without limiting the generality of the rest of this Section 6.3, each of the Parties shall cooperate, as promptly as practicable, in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry and shall, subject to applicable Law and reasonable confidentiality considerations, as promptly as reasonably practicable (i) furnish to the other such necessary information and reasonable assistance as the other Party may reasonably request in connection with the foregoing; (ii) promptly notify and inform the other Party of any communication received from, or given by such Party or any of their Affiliates to any Governmental Entity, regarding any of the Transactions; and (iii) provide counsel for the other Party with copies of all filings made by such Party, and all correspondence between such Party (and its advisors) with any Governmental Entity, and any other information supplied by such Party and such Party’s Affiliates to a Governmental Entity or received from such a Governmental Entity in connection with the Transactions; provided, however, that materials may be provided on an outside counsel-only basis, and/or may be redacted (A) to remove references concerning competitively sensitive information and the valuation of the Company and the transactions contemplated thereby and (B) as necessary to comply with contractual arrangements. Each Party shall, subject to applicable Law, permit counsel for the other Parties a reasonable opportunity to review in advance, and consider in good faith the views of the other Party in connection with, any proposed written communication, draft filing, correspondence or submission to any Governmental Entity in connection with the Transactions. Each Party agrees not to participate, or to permit any of its Affiliates or their respective Representatives to participate, in any meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the Transactions, unless it consults with the other Parties in advance and, to the extent not prohibited by such Governmental Entity, gives the other Parties the opportunity to attend and participate.

(d) Any information provided to any Party or its Representatives to another Party or its Representatives in accordance with this Section 6.3 or otherwise pursuant to this Agreement shall be held by the receiving Party and its Representatives in accordance with, and shall be subject to, the confidentiality obligations set forth in the Confidentiality Agreement.

(e) During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Closing Date, the Parties shall not, and shall not permit any of their Affiliates to, knowingly take any action that could prevent, materially delay or materially impede the consummation of the Transaction.

Section 6.4 Further Assurances. The Sellers and the Purchaser shall execute and deliver, or cause to be executed or delivered, all additional documents, agreements and other instruments and take all such further action as may be necessary to carry out the purposes and intents of this Agreement and applicable Law and to consummate such further transactions as may be reasonably required hereby or thereby.

Section 6.5 Public Announcements. The Purchaser and the Company have agreed to the text of a press release announcing the execution of this Agreement. Except as may be required to comply with the requirements of any applicable Law or the rules and regulations of any stock exchange or national market system upon which the securities of the Purchaser are listed, including the filing of any Current Report on Form 8-K or other appropriate filings with the SEC, no Party will issue any press release or other public announcement relating to the subject matter of this Agreement or the Transactions without the prior written consent of the Company, in the case of the Purchaser, or the Purchaser, in the case of the Company. Notwithstanding the foregoing, without such prior written consent, the Purchaser shall be permitted to issue a press release or other public announcement containing information relating to this Agreement or the Transactions that is substantially consistent with information included in a press release or other public announcement previously approved pursuant to the preceding sentence.

Section 6.6 Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement including Section 6.1, the Parties understand and agree that nothing contained in this Agreement shall give the Purchaser, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing.

Section 6.7 Restrictive Covenants.

(a) For four (4) years following the Closing, subject to the other terms of this Section 6.7, the Sellers shall not (directly or indirectly through any Affiliate), and shall cause their Affiliates not to, own, hold or control any equity interests in any Person whose primary business is ionization rainfall generation (such business, the “Restricted Business”) or otherwise operate or engage in any Restricted Business.

(b) For four (4) years following the Closing Date, subject to the terms of this Section 6.7, the Sellers shall not (directly or indirectly through any Subsidiary), and shall cause their Affiliates not to solicit for employment or otherwise engage (whether as an employee, consultant or otherwise) or hire any Person that is an employee of the Company, provided, however, that nothing in this Section 6.7(b) shall preclude the Sellers or their Affiliates and their respective officers, directors and employees from (A) soliciting and hiring any such individual who has not been employed by the Company or its Affiliates for a period of at least six (6) months prior to commencement of employment discussions between the Sellers, or their respective officers, directors or employees and such individual, or (B) making any general or public solicitation not targeted at employees of the Company or any of its Affiliates and hiring any Person who responds thereto.

(c) The Parties acknowledge and agree that the covenants and provisions in this Section 6.7 are reasonable in duration, geographic area and scope and separate and divisible and, if any such covenant or provision is determined to be unenforceable or invalid for any reason, it shall be reformed to have the closest possible effect, consistent with applicable Law, to the original covenant or provision and the remaining covenants shall be unaffected. Each of the Sellers acknowledges that the restrictions contained in this Section 6.7 are reasonable and necessary to protect the legitimate interests of the Purchaser and constitute a material inducement to the Purchaser to enter into this Agreement and consummate the Transactions.

Section 6.8 Redemption Offer.

(a) Commencement of the Offer. Purchaser shall commence (within the meaning of Rule 14d-2 under the Exchange Act) the Redemption Offer as promptly as reasonably practicable after the date of this Agreement.

(b) Expiration of the Offer. Unless the Redemption Offer is extended by the Purchaser for any period required pursuant to applicable Law (including as necessary or appropriate to respond to any comments from the staff of the SEC) or to allow the Redemption Offer to remain open for ten (10) Business Days after any amendment made to the Offer Documents by Purchaser to comply with article 12.1(d), the Redemption Offer shall expire at one minute after 11:59 p.m. eastern time on the date that is twenty (20) Business Days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following the Offer Commencement Date.

(c) Offer Documents.

(i) Schedule TO. On the date of the commencement of the Redemption Offer (the “Offer Commencement Date”) Purchaser shall: (i) file with the SEC, in accordance with Rule 14d-3 promulgated under the Exchange Act, a Tender Offer Statement on Schedule TO (together with all amendments, supplements and exhibits thereto, the “Schedule TO”) with respect to the Redemption Offer, which will contain or incorporate by reference: (A) Purchaser’s offer to purchase all outstanding shares of Class A Common Stock pursuant to the Redemption Offer (the “Offer to Purchase”); and (B) forms of the related letter of transmittal, summary advertisement and other ancillary Offer documents; and (ii) cause the Offer to Purchase and related documents to be disseminated to the holders of Class A Common Stock as and to the extent required by the Exchange Act. Purchaser shall cause the Schedule TO (including the Offer to Purchase and forms of the letter of transmittal, long-form publication and other ancillary Offer documents) (such Schedule TO and the documents included therein pursuant to which the Redemption Offer will be made, together with all amendments and supplements thereto, collectively, the “Offer Documents”) to comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as applicable and the rules and regulations thereunder and, as of the date first filed with the SEC and on the date first published, sent or given to the holders of Class A Common Stock, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (it being understood that no covenant is made by Purchaser with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents).

(ii) SEC Comments. Purchaser and the Company: (A) shall promptly respond to any comments (including oral comments) of the SEC or its staff with respect to the Offer Documents or the Redemption Offer and (B) to the extent required by the applicable requirements of United States securities Laws and the rules and regulations of the SEC promulgated thereunder, promptly correct any information provided by it for use in the Offer Documents to the extent that such information is or has become false or misleading in any material respect. Purchaser shall take all steps reasonably necessary to cause the Offer Documents, as supplemented or amended to correct such information, to be filed with the SEC and, to the extent required by the United States securities Laws and the rules and regulations of the SEC promulgated thereunder, to be disseminated to the holders of Class A Common Stock.

(iii) Additional Information from the Company. The Company and the Sellers shall promptly furnish to Purchaser all information concerning the Company that may be required or reasonably requested in connection with the Offer Documents or any action contemplated by this Section 6.8.

Section 6.9 Trust. Upon satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee, in accordance with, subject to and pursuant to the Trust Agreement and the Purchaser’s Organizational Documents, at the Closing, the Purchaser (a) shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) shall use its reasonable best efforts to cause the Trustee to (i) pay as and when due all amounts payable to the Purchaser Shareholders holding the Class A Common Stock sold in the IPO who shall have previously validly elected to redeem their Class A Common Stock pursuant to the Purchaser’s Organizational Documents, and (ii) immediately thereafter, pay all remaining amounts then available in the Trust Account to the Purchaser for immediate use, subject to this Agreement and the Trust Agreement.

Section 6.10 Exclusivity. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement:

(a) None of the Sellers nor the Company shall take, nor shall any of them permit any of their respective Representatives to take, any action to solicit, encourage, initiate or engage in discussions or negotiations with, or provide any information to or enter into any agreement with any Person (other than the Purchaser and/or any of its Affiliates) concerning any purchase of any of the Company’s equity securities or any merger, sale of substantial assets or similar transaction involving the Company, other than assets sold in the ordinary course of business (each such acquisition transaction, an “Acquisition Transaction”). The Sellers shall, and shall cause the Company and any of their respective Representatives to, immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Person (other than Purchaser and its Affiliates) with respect to any of the foregoing. Notwithstanding the foregoing, any of the Sellers, the Company or their respective Representatives may respond to any unsolicited proposal regarding an Acquisition Transaction by indicating that the Sellers and the Company are subject to an exclusivity agreement and are unable to provide any information related to the Company or entertain any proposals or offers or engage in any negotiations or discussions concerning an Acquisition Transaction so long as such exclusivity agreement remains in effect. The Sellers shall promptly (but in any event within forty-eight hours) notify the Purchaser if any of the Seller, the Company or any of their Representatives receive any offer for, or any solicitation to discuss or negotiate, an Acquisition Transaction.

(b) The Purchaser shall not take, and shall cause its Affiliates and their respective Representatives not to take, any action to solicit, encourage, initiate or engage in discussions or negotiations with, or provide any information to or enter into any agreement with any Person (other than the Sellers and/or any of their Affiliates) concerning any Business Combination (each such transaction, a “Business Combination Transaction”). The Purchaser shall, and shall cause its Affiliates and their respective Representatives to, immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Person (other than the Sellers and their Affiliates) with respect to any of the foregoing. The Sellers hereby acknowledge that prior to the date of this Agreement, the Purchaser has provided information relating to the Business Combination and has afforded access to, and engaged in discussions with, other Persons in connection with a proposed Business Combination Transaction and that such information, access and discussions could reasonably enable another Person to form a basis for a Business Combination Transaction without any breach by the Purchaser of this Section 6.10(b). Notwithstanding the foregoing, the Purchaser, any of its Affiliates and any of its or their respective Representatives may respond to any unsolicited proposal regarding a Business Combination Transaction by indicating that the Purchaser is subject to an exclusivity agreement and is unable to entertain any proposals or offers or engage in any negotiations or discussions concerning a Business Combination Transaction so long as such exclusivity agreement remains in effect. The Purchaser shall promptly (but in any event within forty-eight hours) notify the Sellers, if the Purchaser or any of its Representatives receives any offer for, or any solicitation to discuss or negotiate, a Business Combination Transaction.

Section 6.11 Release. Effective upon and following the Closing, except as otherwise set forth herein, the Purchaser, on its own behalf and on behalf of the Company and each of their respective Affiliates and Representatives, generally, irrevocably, unconditionally and completely releases and forever discharges the Sellers, their Affiliates and each of its and its Affiliates’ former, current or future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, members, managers, general or limited partners or assignees (each a “Related Party” and collectively the “Related Parties”), and each of their respective successors and assigns and each of their respective Related Parties (collectively the “Seller Released Parties”) from all disputes, claims, losses, controversies, demands, rights, liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from any matter occurring prior to the Closing (other than as contemplated by this Agreement), including for controlling equityholder liability, liabilities of the Company, or breach of any fiduciary duty relating to any pre-Closing actions or failures to act by the Seller Released Parties; provided however, that nothing in this Section 6.11 shall release the Seller Released Parties from their obligations under this Agreement.

Section 6.12 Section 16. Prior to the Closing, the board of directors of the Purchaser, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the issuance of Class A Common Stock by the Purchaser, in each case, pursuant to this Agreement to any officer, director or shareholder (by reason of “director by deputization”) of the Company who is expected to become a “covered person” of the Purchaser for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) shall be an exempt transaction for purposes of Section 16.

Section 6.13 Directors’ and Officers’ Indemnification and Insurance.

(a) The Parties acknowledge and agree that all rights to indemnification, exculpation and advancement existing in favor of the current or former directors, officers, employees and agents of any of the Company or their Affiliates or the Purchaser and each Person who served at the request of the Company or the Purchaser as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (the “D&O Indemnified Persons”), as provided in the Organizational Documents of the Company or their Affiliates in effect on the date of this Agreement and made available to the Purchaser, or in any indemnification agreement or arrangement as in effect as of the date of this Agreement and made available to the Purchaser, in each instance, with respect to matters occurring prior to or at the Closing, shall survive the consummation of the Transactions and shall continue in full force and effect and that the Company or its Affiliates will perform and discharge their respective obligations to provide such indemnity and exculpation from and after the Closing for a period of six (6) years or until the settlement or final adjudication of any Action commenced during such period. The Purchaser shall cause the Purchaser’s Organizational Documents to contain provisions with respect to indemnification, exculpation and advancement of the D&O Indemnified Persons no less favorable to the D&O Indemnified Persons than set forth in the Organizational Documents of the Company and their Affiliates, as in effect on the date of this Agreement and made available to the Purchaser, which provisions shall not be amended, repealed or otherwise modified after the Closing in any manner that would be reasonably expected to adversely affect the rights of any D&O Indemnified Person thereunder except as is required under applicable Law. From and after the Closing, the Purchaser shall cause the Company and their Affiliates to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.13.

(b) From and following the Closing Date, the Purchaser, shall, and shall cause the Company and their Affiliates to, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing, following receipt of any undertakings required by applicable Law) each of the D&O Indemnified Persons against any liabilities, losses, penalties, fines, claims, damages, reasonable and documented out-of-pocket costs or expenses in connection with any actual or threatened, in writing, Action, arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred in such D&O Indemnified Person’s capacity as a director or officer of the Company or their Affiliates, or in such D&O Indemnified Person’s capacity as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of the Company or their Affiliates, in each instance before the Closing Date (including acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or their Affiliates). In the event of any such Action, the Purchaser and the Company and their Affiliates, as applicable, shall reasonably however cooperate with the D&O Indemnified Person in the defense of any Action; provided, that none of the Purchaser and the Company and their Affiliates shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) If the Purchaser or any of its respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving company, corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Purchaser shall assume all of the obligations of the surviving company set forth in this Section 6.13.

(d) The provisions of this Section 5.17 shall survive the Closing and are (i) intended to be for the benefit of, and will be enforceable by, each D&O Indemnified Person, and each D&O Indemnified Person’s heirs, legatees, representatives, successors and assigns, and shall be binding on all successors and assigns of the Purchaser and may not be terminated or amended in any manner adverse to such D&O Indemnified Person without its prior written consent and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

Section 6.14 Expenses. All costs and expenses incurred in connection with this Agreement, the Ancillary Agreements and the Transactions shall be paid (i) in the case of the Sellers, by the Sellers, (ii) in the case of the Company, by the Company, and (iii) in the case of the Purchaser, by the Purchaser; provided, that, in the event that the Closing is consummated, at the Closing, except as otherwise set forth herein, the Purchaser shall pay all Transaction Costs incurred by the Company or Purchaser. Notwithstanding the preceding sentence, the Sellers shall be responsible for any brokerage, finder’s, investment banker’s, financial advisor or other fee, commission or like payment paid or payable by the Company solely as a result of or in connection with the consummation of the Transactions.

Section 6.15 Transaction Litigation. Each of the Purchaser and the Sellers shall cooperate with the other and use reasonable best efforts in the defense or settlement of any Action relating to the Transactions which is brought or threatened in writing against (a) the Purchaser, any of its Subsidiaries and/or any of their respective directors or officers, or (b) the Sellers or the Company, any of their Subsidiaries and/or any of their respective directors or officers. Such cooperation between the Parties shall include (i) keeping the other Party reasonably and promptly informed of any developments in connection with any such Action, and (ii) utilizing counsel reasonably agreeable to both the Purchaser and the Sellers (such agreement to counsel not to be unreasonably withheld, conditioned or delayed) and (iii) refraining from compromising, settling, consenting to any order or entering into any agreement in respect of, any such Action without the written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.16 Other Disclosure.

(a) Between the date of this Agreement and the earlier of the Closing or the termination of this Agreement, in connection with the preparation of any Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, including the Current Report on Form 8-K announcing the Closing (the “Super 8-K”) or any other statement, filing, notice or application (including any amendments or supplements thereto) made by or on behalf of the Purchaser, the Sellers and/or the Company to any Governmental Entity in connection with the Transactions (each, a “Reviewable Document”), the Purchaser, the Company and the Sellers shall, upon request by the other, use their reasonable best efforts to furnish the other with all information reasonably necessary or advisable in connection with the preparation of such materials, which information provided shall not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(b) Whenever any event occurs which would reasonably be expected to result in any Reviewable Document containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, the Purchaser or the Sellers, as the case may be, shall promptly inform the other party of such occurrence and shall use their reasonable best efforts to furnish to the other party any information reasonably related to such event and any information reasonably necessary or advisable in order to prepare an amendment or supplement to such Reviewable Document in order to correct such untruth or omission.

(c) The Sellers and the Company shall cooperate in good faith with respect to the preparation of the Super 8-K, and use their respective reasonable best efforts to provide the Purchaser with all information reasonably requested by the Purchaser and required to be included by SEC Guidance in such filing, including (i) the required financial statements of the Company, (ii) the selected financial data of the Company required by Item 301 of Regulation S-K and (iii) required management’s discussion & analysis for the applicable periods presented. Without limiting the generality of the foregoing, the Sellers shall use their respective commercially reasonable efforts to cooperate with the Purchaser in connection with the preparation for inclusion in the Super 8-K of pro forma financial statements that comply with SEC Guidance, including the requirements of Regulation S-X (it being understood that the Purchaser shall be responsible for the preparation of any pro forma calculations, any post-Closing or other pro forma cost savings, capitalization, ownership or other pro forma adjustments that may be included therein). The Sellers and the Company shall use commercially reasonable efforts to make the managers, directors, officers and employees of the Company available to the Purchaser and its counsel in connection with the drafting of the Super 8-K, as reasonably requested by the Purchaser; provided that doing so does not unreasonably interfere with the ongoing operations of the Company.

Section 6.17 Purchaser Board. Conditioned upon the occurrence of the Closing, and subject to any limitation with respect to any specific individual imposed under applicable Laws and the listing requirements of the NYSE, Purchaser shall take all actions reasonably necessary or appropriate to cause, effective as of the Closing, the board of directors of Purchaser to include Michael Nefkens.

Section 6.18 Employee Incentive Compensation. Promptly following the Closing, subject to any necessary approvals and compliance with applicable Law (including with respect to securities and tax Law), Purchaser shall take necessary actions to implement a plan to make up to 500,000 of shares of Class A Common Stock available for new hire, inducement and similar grants of equity-based awards, with the terms and conditions of such grants to be determined by the board of directors of the Purchaser in its sole discretion.

ARTICLE VII

TAX MATTERS

Section 7.1 Tax Year. The Parties shall treat the taxable year of the Company as ending on the Closing Date where required or allowable by Law and, shall allocate income to the period ending on the Closing Date based on a closing of the books as of the Closing Date.

Section 7.2 Pre-Closing Tax Returns.

(a) With respect to any Tax Return of the Company for any Pre-Closing Tax Period that is required to be filed after the Closing Date (a “Pre-Closing Tax Return”), the Sellers shall appoint and engage, at the Sellers’ expense, a professional tax preparation firm (“Tax Preparer”) of its choosing to prepare and file any such Tax Return. Without limiting the generality of Section 7.4, the Purchaser shall, and shall cause its Affiliates (including, after the Closing, the Company) to, engage and cooperate with each such Tax Preparer in preparing and filing any Pre-Closing Tax Return. The Parties shall instruct the Tax Preparer to provide each of the Sellers and the Purchaser with a copy of any such Pre-Closing Tax Return at least forty-five (45) days prior to the due date thereof (taking into account any applicable extensions) for review and comment. The Sellers and Tax Preparer shall prepare, or cause to be prepared, and the Company shall timely file, or cause to be timely filed, such Pre-Closing Tax Return in a manner consistent with the past practices, elections, and methods of the Company, except as required by applicable Law. Tax Preparer shall revise such Tax Return to reflect any reasonable comments received from the Sellers not later than ten (10) days before the due date thereof (taking into account any extensions). The Purchaser shall not amend or revoke (or permit any of its Affiliates (including, after the Closing, the Company) to amend or revoke) any Tax Return of the Company for any taxable period ending on or before, or including, the Closing Date (or any notification or election relating thereto) without the prior written consent of the Sellers.

(b) The Purchaser shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Company for any Straddle Period (each a “Straddle Period Return”) in a manner that is consistent with the past practices, elections, and methods of the Company, except as required by applicable Law. The Purchaser shall deliver to the Sellers for their review, comment and approval (which approval shall not be unreasonably withheld, conditioned or delayed) a copy of each such Tax Return at least forty-five (45) days prior to the due date (taking into account any extensions). The Purchaser shall reflect on any such Tax Return any reasonable comments provided by the Sellers not later than ten (10) days before the due date for filing such Tax Returns (taking into account applicable extensions). To the extent not already addressed by Section 7.1 or the first sentence of this Section 7.2(b), for purposes of the allocation of Taxes during a Straddle Period, the amount of any Taxes based on or measured by income or receipts of the Company for the portion of the Straddle Period ending on the Closing Date will be determined based on an interim closing of the books as of the close of business on the Closing Date and the amount of other Taxes of the Company for a Straddle Period that relates to the portion of the Straddle Period ending on the Closing Date will be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

Section 7.3 Cooperation.

(a) Each Party shall, and shall cause their Affiliates to, provide to the other Party such cooperation, documentation and information as either of them reasonably may request (including the provision of any necessary powers of attorney) in (a) filing any Tax Return, amended Tax Return or claim for refund; (b) preparing financial accounting statements; (c) cooperating with financial statement auditors (including providing any requested information); (d) determining a liability for Taxes or a right to a refund of Taxes; and (e) conducting any audit, litigation, or Tax proceeding. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided. Notwithstanding anything to the contrary in this Agreement, in no event shall the Sellers or any of their Affiliates be required to provide any Person with any Tax Return or copy of any Tax Return of (x) the Sellers or any of their Affiliates or (y) a consolidated, combined, or unitary group that includes the Sellers or any of their Affiliates. Each Party shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (y) eight (8) years following the due date (without extension) for such Tax Returns. Thereafter, the Party holding such Tax Returns or other documents may dispose of them after offering the other Party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other Party’s own expense (provided, that any such notice must in any event be made in writing at least sixty (60) days prior to such disposition).

Section 7.4 Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, the Purchaser shall pay, when due, and be responsible for, any sales, use, transfer (including any indirect real estate transfer), documentary, stamp, value-added, goods and services or similar Taxes and related fees (“Transfer Taxes”) imposed on or payable with respect to the transactions undertaken pursuant to Article II. The Party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other Party. The Sellers and the Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

Section 7.5 Tax Sharing Agreements. The Sellers shall terminate or cause to be terminated, on or before the Closing Date the rights and obligations of the Company pursuant to all Tax sharing agreements or arrangements (other than this Agreement), if any, to which any of the Company, on the one hand, and the Sellers or any of their Subsidiaries (other than the Company), on the other hand, are parties, and neither the Sellers nor any of their Affiliates nor any of the Company shall have any rights, obligations or Liabilities thereunder after the Closing in respect of such agreements or arrangements.

Section 7.6 Post-Closing Matters. The Purchaser shall not make (or permit to be made) (a) any election under Sections 336 or 338 of the Code with respect to the acquisition of the Company or (b) any election with respect to the Company (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3), which election would be effective on or prior to the Closing Date or could affect any transaction occurring on or prior to the Closing Date.

Section 7.7 Tax Indemnity and Procedures.

(a) From and after the Closing, the Sellers agree to jointly and severally indemnify the Purchaser, the Company and their Affiliates for any Indemnified Taxes.

(b) The Purchaser shall promptly notify the Sellers upon receipt of any written notice of any Tax audit or administrative or judicial Tax proceeding for the Company (a “Tax Contest”) for any Indemnified Taxes. Following the Closing, the Sellers shall control the conduct of any Tax Contest or portion thereof related to Indemnified Taxes; provided, however, that (i) the Purchaser, at its own expense, shall have the right to participate in any such Tax Contest controlled by the Sellers pursuant to this Section 7.7(b) and (ii) the Sellers shall not, and shall not allow the Company to, settle, resolve or abandon a Tax Contest that could result in the Purchaser or any of its Affiliates incurring a Tax that is not an Indemnified Tax without the prior written consent of the Purchaser (which shall not be unreasonably withheld, delayed, or conditioned).

Section 7.8 Audit Adjustments and Refunds.

(a) If the Purchaser or any of its Affiliates (including, after the Closing Date, the Company) derives a Tax Benefit as a result of any audit adjustment (or adjustment in any other audit or other legal Action) made with respect to any Tax Item by any Taxing Authority with respect to Taxes for which the Sellers are responsible under Section 7.8, then the Purchaser shall pay to the Sellers the amount of such Tax Benefit within fifteen (15) days of filing the Tax Return in which such Tax Benefit is realized or utilized.

(b) The Purchaser shall pay (or cause to be paid) to the Sellers any refunds of Taxes for which the Sellers are liable pursuant to Section 7.8(a) that are received in cash by the Company (or the Purchaser or any Affiliate of the Purchaser on behalf of the Company), and any amounts credited against cash Taxes otherwise payable to which the Company (or the Purchaser or any Affiliate of the Purchaser on behalf of the Company) becomes entitled. Any payments required to be made under this Section 7.8 shall be made in immediately available funds, to an account or accounts as directed by the Sellers, within five (5) days of the receipt of the refund or the application of any such refunds as a credit against Tax. In the event any refunds paid over to the Sellers pursuant to this Section 7.8 are subsequently disallowed, the Sellers shall repay such disallowed amounts to the Purchaser (plus any interest imposed thereon).

ARTICLE VIII

CONDITIONS TO OBLIGATIONS TO CLOSE

Section 8.1 Conditions to Obligation of Each Party to Close. The respective obligations of each Party to effect the Closing shall be subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:

(a) Regulatory Approvals. Any required regulatory approvals applicable to the Transactions shall have been obtained.

(b) No Injunctions or Illegality. There shall not be in effect any injunction or other Order, or Law (other than any Regulatory Law) enacted after the date hereof, prohibiting, restraining, enjoining, or making illegal the Transactions.

(c) Consummation of the Redemption Offer. The Redemption Offer shall have been consummated and the Purchaser will have irrevocably accepted for payment all Class A Common Stock validly tendered and not validly withdrawn pursuant to the Redemption Offer.

Section 8.2 Conditions to the Purchaser’s Obligation to Close. The Purchaser’s obligation to effect the Transactions shall be subject to the satisfaction or waiver on or prior to the Closing Date of all of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the (A) the Company contained in Section 3.1, Section 3.2, Section 3.4, Section 3.5, Section 3.6 and Section 3.11 and (B) the Sellers contained in Section 4.1, Section 4.2, Section 4.3 and Section 4.4, shall be true and correct in all but de minimis respects as of the Closing as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct in all but de minimis respects as of such date); and (ii) the other representations and warranties of the Company and the Sellers contained in this Agreement shall be true and correct as of the Closing as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such date) except for breaches or inaccuracies that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided, however, that for purposes of determining the satisfaction of the condition in this clause (ii), no effect shall be given to any “material,” “Material Adverse Effect” or other similar qualifier in such representations and warranties.

(b) Covenants and Agreements. The covenants and agreements of the Company and the Sellers to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects.

(c) Officer’s Certificate.

(i) The Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of the Company by an authorized officer of the Company, stating that the conditions specified in Section 8.2(a) and Section 8.2(b), as such conditions relate to the Company, have been satisfied.

(ii) The Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of the Sellers by an authorized officer of the Sellers, stating that the conditions specified in Section 8.2(a) and Section 8.2(b), as such conditions relate to the Sellers, have been satisfied.

Section 8.3 Conditions to the Sellers’ Obligation to Close. The obligations of the Sellers to consummate the Transactions shall be subject to the satisfaction or waiver on or prior to the Closing Date of all of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Purchaser contained in Section 5.1, Section 5.2, Section 5.5 and Section 5.6 shall be true and correct in all but de minimis respects as of the Closing as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct in all but de minimis respects as of such date) and (ii) the other representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects as of the Closing as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such date).

(b) Covenants and Agreements. The covenants and agreements of the Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects.

(c) Listing of Share Consideration. The Common Stock Consideration shall have been approved for listing on NYSE, subject to official notice of issuance.

(d) Officer’s Certificate. The Sellers shall have received a certificate, dated as of the Closing Date and signed on behalf of the Purchaser by an authorized officer of the Purchaser, stating that the conditions specified in Section 8.3(a) through Section 8.3(c) have been satisfied.

Section 8.4 Conditions to the Company’s Obligation to Close. The obligations of the Company to consummate the Transactions shall be subject to the satisfaction or waiver on or prior to the Closing Date of all of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Purchaser contained in Section 5.1, Section 5.2, Section 5.5 and Section 5.6 shall be true and correct in all but de minimis respects as of the Closing as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such date) and (ii) the other representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects as of the Closing as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such date).

(b) Covenants and Agreements. The covenants and agreements of the Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects.

(c) Officer’s Certificate. The Sellers shall have received a certificate, dated as of the Closing Date and signed on behalf of the Purchaser by an authorized officer of the Purchaser, stating that the conditions specified in Section 8.4(a) and Section 8.4(b) have been satisfied.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing (the date of any such termination, the “Termination Date”):

(a) by the mutual written consent of the Company, the Sellers and the Purchaser;

(b) by either the Company or the Purchaser, if:

(i) the Closing shall not have occurred on or before July 31, 2023 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) that has breached any of its representations, warranties, covenants or agreements under this Agreement and such breach is the primary cause of or has resulted in the failure of the Closing to be consummated on or before such date; or

(ii) any Order or Law permanently restraining, enjoining, prohibiting or making illegal the consummation of the Transactions becomes effective, final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement of this Agreement results in or causes such final, non-appealable Order or other action.

(c) by the Purchaser, if the representations and warranties of the Company and the Sellers shall have failed to be true and correct, or the Company or the Sellers shall have breached or failed to perform any of their covenants, obligations or other agreements contained in this Agreement, where such failure or breach (A) would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b) and (B) cannot be or has not been cured prior to the earlier of (x) noon (eastern time) on the Business Day prior to the Outside Date or (y) the date that is thirty (30) days after the date that the Purchaser notifies the Company and the Sellers of such failure or breach; provided, however, that the Purchaser’s right to terminate this Agreement under this Section 9.1(c) shall not be available if the representations and warranties of the Purchaser shall have failed to be true and correct, or the Purchaser shall have breached or failed to perform any covenant, obligation or other agreement contained in this Agreement, where such failure or breach would give rise to the failure of a condition set forth in Section 8.3(a), Section 8.3(b), Section 8.4(a) and Section 8.4(b) (and the Purchaser shall not have cured such failure or breach); or

(d) by the Sellers, if the representations and warranties of the Purchaser shall have failed to be true and correct, or the Purchaser shall have breached or failed to perform any of its covenants, obligations or other agreements contained in this Agreement, where such failure or breach (A) would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b) and (B) cannot be or has not been cured prior to the earlier of (x) noon (eastern time) on the Business Day prior to the Outside Date or (y) the date that is thirty (30) days after the date that the Sellers notify the Purchaser of such failure or breach; provided, however, that the Sellers’ right to terminate this Agreement under this Section 9.1(d) shall not be available if the representations and warranties of the Sellers shall have failed to be true and correct, or the Sellers shall have breached or failed to perform any covenant, obligation or other agreement contained in this Agreement, where such failure or breach would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b) (and the Sellers shall not have cured such failure or breach).

Section 9.2 Notice of Termination. In the event of termination of this Agreement by either or both of the Sellers and the Purchaser pursuant to Section 9.1, written notice of such termination shall be given by the terminating Party to the other Party.

Section 9.3 Effect of Termination. Notwithstanding anything to the contrary in this Agreement, in the event of termination of this Agreement by any or all of the Sellers, the Company and the Purchaser pursuant to Section 9.1, this Agreement shall terminate and become void and have no effect, and there shall be no Liability on the part of any Party, except as set forth in Section 6.14, this Section 9.3 or Article X; provided, however, that no such termination shall relieve any Party hereto from Liability for any Fraud or Willful Breach of this Agreement; provided, further, that Section 6.14 , this Section 9.3 or Article X, and the Confidentiality Agreement, shall survive any termination of this Agreement, in accordance with their respective terms.

ARTICLE X

MISCELLANEOUS

Section 10.1 Interpretation. The headings and captions used in this Agreement and the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized terms used in any Schedule or Exhibit attached hereto or delivered at the same time and not otherwise defined therein shall have the meanings set forth in this Agreement. The use of the word “including” herein shall mean “including without limitation.” The words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to a specific Section, Subsection, Clause, Recital, Section of a Schedule, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Clauses, Recitals, Sections of a Schedule, Schedules or Exhibits of this Agreement. Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa. References herein to any gender shall include each other gender. The word “or” shall not be exclusive unless the context clearly requires the selection of one (1) (but not more than one (1)) of a number of items. References to “written” or “in writing” include in electronic form. References herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and permitted assigns; provided, however, that nothing contained in this Section 10.1 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement. References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity. Any reference to “days” shall mean calendar days unless Business Days are specified; provided that if any action is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. References herein to any Contract (including this Agreement) mean such Contract as amended, restated, supplemented or modified from time to time in accordance with the terms thereof. With respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding.” References herein to any Law shall be deemed also to refer to such Law, as amended, and all rules and regulations promulgated thereunder. If any Party has breached any representation, warranty, covenant or agreement contained in this Agreement in any respect, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation warranty, covenant or agreement. The word “extent” in the phrase “to the extent” (or similar phrases) shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” An accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP. Except where otherwise provided, all amounts in this Agreement are stated and shall be paid in United States dollars. The Parties and their respective counsel have reviewed and negotiated this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person.

Section 10.2 Counterparts. This Agreement and the Ancillary Agreements may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.3 No Survival of Representations, Warranties, Covenants and Agreements.

(a) The representations, warranties, covenants and agreements in this Agreement shall terminate at the Closing or upon the termination of this Agreement pursuant to Article IX, except that the covenants and agreements that explicitly contemplate performance after the Closing shall survive the Closing indefinitely (or until fully performed in accordance with this Agreement). The Parties acknowledge and agree that, other than in connection with any Fraud or as otherwise expressly set forth herein, from and after the Closing they shall not be permitted to make, and no Party shall have any Liability or obligation with respect to, any claims for any breach of any representation or warranty set forth herein or any covenant or agreement herein that is to have been performed by another Party on or prior to the Closing. In furtherance of the foregoing, other than in connection with any Fraud or as otherwise expressly set forth herein, from and after the Closing, each Party hereby waives (on behalf of itself, each of its Affiliates and each of its Representatives), to the fullest extent permitted under Law, any and all rights, claims and causes of action (including any statutory rights to contribution or indemnification) for any breach of any representation or warranty or covenant or obligation to have been performed prior to the Closing set forth herein or otherwise relating to any of the Purchaser, the Sellers or the Company or the subject matter of this Agreement that such Party may have against the other Parties or any of their Affiliates or any of their respective Representatives arising under or based upon any theory whatsoever, under any Law, contract, tort or otherwise.

(b) The Parties hereby acknowledge and agree that, except as expressly provided in Section 6.7, Section 6.13, Section 6.14, Section 7.4, Section 7.8, the foregoing Section 10.3(a) or in connection with any Fraud, from and after Closing none of the Purchaser, the Sellers, the Company, their Representatives or any of their respective Affiliates, officers, managers, employees or agents, shall have any Liability, responsibility or obligation arising under this Agreement or any Exhibit or Schedule hereto, or any certificate or other document entered into, made, delivered, or made available in connection herewith, or as a result of any of the Transactions, such provisions and other documents being the sole and exclusive remedy (as between the Purchaser and its Affiliates, on the one hand, and the Sellers and their Affiliates, on the other hand) for all claims, disputes and losses arising hereunder or thereunder or in connection herewith or therewith, whether purporting to sound in contract or tort, or at Law or in equity, or otherwise.

Section 10.4 Governing Law; Waiver of Jury Trial; Jurisdiction. The Law of the State of Delaware shall govern (a) all claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice-of law or conflict-of-law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT. EACH PARTY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. Each Party submits to the exclusive jurisdiction of first, the Court of Chancery of the State of Delaware or if such court declines jurisdiction, then to any court of the State of Delaware or the Federal District Court for the District of Delaware, in any Proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the Proceeding shall be heard and determined in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other courts. Nothing in this Section 10.4, however, shall affect the right of any Party to serve legal process in any other manner permitted by Law or at equity. Each Party agrees that a final judgment in any Proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity.

Section 10.5 Entire Agreement; Third-Party Beneficiaries. This Agreement (including the Schedules and Exhibits to this Agreement) and the Ancillary Agreements constitutes the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede any prior discussion, correspondence, negotiation, proposed term sheet, agreement, understanding or arrangement and there are no agreements, understandings, representations or warranties among the Parties other than those set forth or referred to in this Agreement. This Agreement is not intended to confer in or on behalf of any Person not a Party (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

Section 10.6 Notices. All notices and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing (a) when delivered, if delivered by hand, courier or overnight delivery service, (b) three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or (c) when sent in the form of a facsimile or email, if (x) acknowledged by the recipient (excluding automated responses) or (y) promptly sent by one of the methods specified in clause (a) or (b), and, in each case, shall be directed to the address set forth below (or at such other address or facsimile number as such Party shall designate by like notice):

(a)	If to the Company:

Rain Enhancement Technologies, Inc.

21 Pleasant Street, Suite 237

Newburyport, MA 01950

Attention: Paul Dacier

E-mail: paul@rainwatertech.com

with a copy (which shall not constitute notice) to:

TCF Law Group, PLLC

21 Pleasant Street, Suite 237

Newburyport, MA 01950

Attention: Stephen J. Doyle

Email: sdoyle@tcflaw.com

(b)	If to a Seller or the Sellers’ Representative:

Rainwater, LLC

21 Pleasant Street, Suite 237

Newburyport, MA 01950

Attention: Paul Dacier

E-mail: paul@rainwatertech.com

with a copy (which shall not constitute notice) to:

TCF Law Group, PLLC

21 Pleasant Street, Suite 237

Newburyport, MA 01950

Attention: Stephen J. Doyle

Email: sdoyle@tcflaw.com

(c)	If to the Purchaser:

dMY Technology Group, Inc. VI

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

Attention: Niccolo de Masi; Harry L. You

Email: niccolo@dmytechnology.com; harry@dmytechnology.com

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York NY 10006

Attention: Kyle A. Harris; Adam Brenneman

E-mail: kaharris@cgsh.com; abrenneman@cgsh.com

Section 10.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided, however, that no Party will assign its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of the other Party, except that the Purchaser may assign all or part of its respective rights under this Agreement and delegate all or part of its respective obligations under this Agreement without such written consent to one or more of its Affiliates, in which event all the obligations, liabilities, rights and powers of the Purchaser, and remedies available to it under this Agreement shall extend to and be enforceable by each such Affiliate(s); provided that no such assignment shall release the Purchaser from any liability or obligation under this Agreement; provided, further, that, if either Party or its successors or assigns (a) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger, or (b) transfers or conveys all or substantially all of its equity, properties or assets to any Person, then, in each case, such Party, as the case may be, shall cause proper provision to be made so that such successors, assigns or Person assume the obligations set forth in this Agreement of such Party, as applicable. Any attempted assignment in violation of this Section 10.7 shall be void.

Section 10.8 Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing and mutually signed by each of the Parties. Each Party may, only by an instrument in writing, waive compliance by any other Party with any term or provision of this Agreement on the part of such other Party to be performed or complied with. The waiver by a Party of a breach of any term or provision of this Agreement by another Party shall not be construed as a waiver of any subsequent breach.

Section 10.9 Specific Performance. The Parties hereby acknowledge and agree that irreparable injury for which monetary damages (even if available) would not be an adequate remedy would occur if any Parties hereto does not perform any provision of this Agreement in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that, prior to a valid termination, to prevent breaches or threatened breaches by the Parties of any of their respective covenants or obligations set forth in this Agreement, including its failure to take all actions required under the express terms of this Agreement to consummate the Transactions, and that prior to a valid termination of this Agreement, the Parties shall be entitled to specific performance of such agreements and covenants in such event and other equitable relief to prevent breaches of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of any such injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Each Party hereby waives any requirement to provide any bond or other security in connection with such order or injunction.

Section 10.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.11 No Admission. Nothing herein shall be deemed an admission by the Sellers or any of their respective Affiliates, in any action or proceeding by or on behalf of a third party, that such third party is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract.

Section 10.12 Trust Account Waiver. Reference is made to the final prospectus of the Purchaser, filed with the SEC (File No. 333-257379) (the “Prospectus”), and dated as of September 30, 2021. Each of the Sellers acknowledges that it has read the Prospectus, the Trust Agreement and the Purchaser’s Organizational Documents and understands that the Purchaser has established the Trust Account containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO, and interest accrued from time to time thereon, for the benefit of the public Purchaser Shareholders and certain parties (including the underwriters of the IPO) and that, except as otherwise described in the Prospectus, the Purchaser may disburse monies from the Trust Account only: (a) to the public Purchaser Shareholders in the event they elect to exercise their Purchaser Shareholder Redemption Right, (b) to the public Purchaser Shareholders if Purchaser fails to consummate a Business Combination within twenty-four (24) months from the closing of the IPO, (c) to pay any franchise and income taxes with any interest earned on the amounts held in the Trust Account or (d) to the Purchaser after or concurrently with the consummation of a Business Combination. For and in consideration of the Purchaser entering into this Agreement with the Sellers regarding the Transactions, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Sellers hereby agree on behalf of themselves and their Affiliates notwithstanding anything to the contrary in this Agreement, neither the Sellers nor any of their Affiliates (including the Company) do now and shall at any time hereafter have any right, title, interest or claim of any kind against the Trust Account (including distributions therefrom), or make any claim or bring any Action against, the Trust Account (including distributions therefrom), and regardless of whether such claim arises as a result of, in connection with or relating in any way to, any proposed or actual business relationship between the Purchaser or its Representatives, on the one hand, and the Sellers or any of their Affiliates (including the Company) or respective

Representatives, on the other hand, this Agreement, the Transactions or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”). Each of the Sellers, and their Affiliates (including the Company) and Representatives, (i) hereby irrevocably waives any such Released Claims it may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, this Agreement (including the negotiation, execution and performance thereof) any other Contract with the Purchaser, the Transactions or any other negotiations, Contracts or other agreements or arrangements with the Purchaser and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with the Purchaser or its Affiliates), (ii) agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by the Purchaser to induce it to enter in this Agreement, and each of the Sellers further intends and understands such waiver to be valid, binding and enforceable under applicable Law and (iii) acknowledges and agrees that, to the extent the Sellers or any of their Affiliates (including the Company) or Representatives commences any Action based upon, in connection with, relating to or arising out of any matter relating to the Purchaser, which Action seeks, in whole or in part, monetary relief against the Purchaser, the sole remedy of any such Person shall be against funds held outside of the Trust Account and that such claim shall not permit the Company or their Affiliates (or any Person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Notwithstanding the foregoing, nothing in this Section 10.12 shall serve to limit or prohibit the Sellers’ right to pursue a claim against the Purchaser for legal relief against assets of the Purchaser held outside the Trust Account, for specific performance or other non-monetary relief.

Section 10.13 Sellers’ Representative.

(a) By the execution and delivery of this Agreement, each Seller, on behalf of itself and its successors and assigns, hereby irrevocably constitutes and appoints Rainwater, LLC in its capacity as Sellers’ Representative, as the true and lawful agent and attorney-in-fact of such Seller with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Person under the terms and provisions of this Agreement and the Ancillary Documents to which the Sellers’ Representative is a party, as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as the Sellers’ Representative will deem necessary or appropriate in connection with any of the transactions contemplated under this Agreement or any of the Ancillary Documents to which the Sellers’ Representative is a party, including: (i) terminating, amending or waiving on behalf of such Person any provision of this Agreement or any Ancillary Documents to which the Sellers’ Representative is a party (provided, that any such action, if material to the rights and obligations of Sellers in the reasonable judgment of the Sellers’ Representative, will be taken in the same manner with respect to all Sellers unless otherwise agreed by each Seller who is subject to any disparate treatment of a potentially material and adverse nature); (ii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under this Agreement or any Ancillary Documents to which the Sellers’ Representative is a party; (iii) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Sellers’ Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Sellers’

Representative and to rely on their advice and counsel; (iv) incurring and paying reasonable out-of-pocket costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable out-of-pocket fees and expenses allocable or in any way relating to such transaction, whether incurred prior or subsequent to Closing; and (v) otherwise enforcing the rights and obligations of any such Persons under this Agreement and the Ancillary Documents to which the Sellers’ Representative is a party, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. All decisions and actions by the Sellers’ Representative, including any agreement between the Sellers’ Representative and the Purchaser relating to the defense or settlement of any indemnification claims for which Sellers may be required to indemnify the Purchaser pursuant to Section 7.7, shall be binding upon the Sellers and their respective successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 10.13 are irrevocable and coupled with an interest. The Sellers’ Representative hereby accepts its appointment and authorization as the Sellers’ Representative under this Agreement

(b) Any other Person, including the Purchaser and the Company may conclusively and absolutely rely, without inquiry, upon any actions of the Sellers’ Representative as the acts of the Sellers hereunder or any Ancillary Document to which the Sellers’ Representative is a party. The Purchaser and the Company shall be entitled to rely conclusively on the instructions and decisions of the Sellers’ Representative as to any actions required or permitted to be taken by the Sellers’ Representative hereunder, and no Seller shall have any cause of action against the Purchaser or the Company for any action taken by any of them in reliance upon the instructions or decisions of the Sellers’ Representative. The Purchaser and the Company shall not have any Liability to any Seller for any allocation or distribution among the Sellers by the Sellers’ Representative of payments made to or at the direction of the Sellers’ Representative. All notices or other communications required to be made or delivered to a Seller under this Agreement or any Ancillary Document to which the Sellers’ Representative is a party shall be made to the Sellers’ Representative for the benefit of such Seller, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to such Seller with respect thereto. All notices or other communications required to be made or delivered by a Seller shall be made by the Sellers’ Representatives (except for a notice under Section 10.13(d) of the replacement of the Sellers’ Representative).

(c) The Sellers’ Representative will act for the Sellers on all of the matters set forth in this Agreement in the manner the Sellers’ Representative believes to be in the best interest of the Sellers, but the Sellers’ Representative will not be responsible to the Sellers for any losses that any Seller may suffer by reason of the performance by the Sellers’ Representative of the Sellers’ Representative’s duties under this Agreement, other than losses arising from the bad faith, gross negligence or willful misconduct by the Sellers’ Representative in the performance of its duties under this Agreement. The Sellers do hereby jointly and severally agree to indemnify, defend and hold the Sellers’ Representative harmless from and against any and all losses reasonably incurred or suffered as a result of the performance of the Sellers’ Representative’s duties under this Agreement, except for any such liability arising out of the bad faith, gross negligence or willful misconduct of the Sellers’ Representative. In no event shall the Sellers’ Representative in such capacity be liable to the Sellers hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Sellers’ Representative shall not be liable for any act done or omitted under this Agreement or any Ancillary Document as the Sellers’ Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Sellers’ Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Sellers’ Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Sellers’ Representative shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Sellers, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable out-of-pocket expenses, as the Sellers’ Representative may reasonably deem necessary or appropriate from time to time, but the Sellers’ Representative will not be entitled to any fee, commission or other compensation for the performance of its services hereunder. All of the indemnities, immunities, releases and powers granted to the Sellers’ Representative under this Section 10.13 shall survive the Closing and continue indefinitely.

(d) If the Sellers’ Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of Sellers, then the Sellers shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Sellers’ Representative (by vote or written consent of the Sellers holding, or entitled to in the event of Closing, in the aggregate in excess of fifty percent (50%) of the Common Stock Consideration), and promptly thereafter (but in any event within two (2) Business Days after such appointment) notify the Purchaser in writing of the identity of such successor. Any such successor so appointed shall become the “Sellers’ Representative” for purposes of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the day first above written.

RAIN ENHANCEMENT TECHNOLOGIES, INC.

By:	/s/ Paul T. Dacier
Name: Paul T. Dacier
Title: Executive Chairman

SELLERS:

RAINWATER, LLC

By:	/s/ Paul T. Dacier
Name: Paul T. Dacier
Title: Manager

By:	/s/ Michael Nefkens
Name: Michael Nefkens

By:	/s/ Keri Waters
Name: Keri Waters

RAINWATER, LLC, solely in its capacity as Sellers’ Representative

By:	/s/ Paul T. Dacier
Name: Paul T. Dacier
Title: Manager

DMY TECHNOLOGY GROUP, INC. VI

By:	/s/ Niccolo de Masi
Name: Niccolo de Masi
Title: Chief Executive Officer

[Signature Page to the Share Purchase Agreement]

Exhibit 10.2

Agreed Form

LOCK-UP AGREEMENT

This lock-up agreement (this “Agreement”) is made and entered into as of [•] (the “Effective Date”), by and among (i) dMY Technology Group, Inc. VI, a Delaware corporation (the “Company”) and (ii) Rainwater, LLC, Michael Nefkens and Keri Waters (the “Sellers”). The Sellers and any person or entity who hereafter becomes a party to this Agreement are referred to herein, individually, as a “Securityholder” and, collectively, as the “Securityholders.”

Capitalized terms used but not defined herein have the meanings ascribed in the Share Purchase Agreement (the “SPA”) dated as of December 22, 2022, entered into by and among the Company, Rain Enhancement Technologies, Inc., a Delaware corporation (“Rainwater Tech”) and the Sellers, pursuant to which, among other things, the Company will purchase all the issued and outstanding capital stock of Rainwater Tech and Rainwater Tech will become a wholly owned subsidiary of the Company and the Sellers will receive Common Stock of the Company.

WHEREAS, pursuant to the SPA, and in view of the valuable consideration to be received by the parties thereunder, the parties desire to enter into this Agreement, pursuant to which the Lock-up Shares (as defined below) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1.

Subject to the exceptions set forth herein, the Securityholders agree not to, without the prior written consent of the board of directors of the Company, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, any shares of the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”) held by it immediately after the Closing, any shares of Common Stock issuable upon the exercise of options to purchase shares of Common Stock held by it immediately after the Closing, or any securities convertible into or exercisable or exchangeable for Common Stock held by it immediately after the Closing (the “Lock-up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (the actions specified in clauses (i)-(iii), collectively, “Transfer”) during the period beginning on the Closing Date and ending on the date described in Paragraph 3 (the “Lock-Up Period”).

2.	The restrictions set forth in paragraph 1 shall not apply to:

(i)

in the case of an entity, a Transfer (A) to another entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the undersigned or affiliates of the undersigned or who shares a common investment advisor with the undersigned or (B) as part of a distribution to members, partners or shareholders of the undersigned;

(ii)

in the case of an individual, Transfers by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;

(iii)	in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(iv)	in the case of an individual, Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement;

(v)

in the case of an individual, Transfers to a partnership, limited liability company or other entity of which the undersigned and/or the immediate family (as defined below) of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(vi)	in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(vii)	in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(viii)

Transfers relating to Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock acquired in open market transactions after the Closing, provided that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than a required filing on Schedule 13F, 13G or 13G/A) during the Lock-Up Period;

(ix)

the exercise of stock options or warrants to purchase shares of Common Stock or the vesting of stock awards of Common Stock and any related transfer of shares of Common Stock to the Company in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares of Common Stock, it being understood that all shares of Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of this Agreement during the Lock-Up Period;

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(x)

Transfers to the Company pursuant to any contractual arrangement in effect at the Closing that provides for the repurchase by the Company or forfeiture of Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock in connection with the termination of the Securityholder’s service to the Company;

(xi)

the entry, by the Securityholder, at any time after the Closing, of any trading plan providing for the sale of shares of Common Stock by the Securityholder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any shares of Common Stock during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period; and

(xii)

Transfers in the event of completion of a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s securityholders having the right to exchange their shares of Common Stock for cash, securities or other property.

provided, however, that (A) in the case of clauses (i) through (vii), these permitted transferees must enter into a written agreement, in substantially the form of this Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Securityholder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister of the undersigned, and lineal descendant (including by adoption) of the undersigned or of any of the foregoing persons; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

3.

The Lock-Up Period shall terminate for Sellers, upon the earlier of (x) two years after the Closing Date and (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares for cash, securities or other property.

4.

For the avoidance of doubt, each Securityholder shall retain all of its rights as a stockholder of the Company with respect to the Lock-up Shares during the Lock-Up Period, including the right to vote any Lock-up Shares that are entitled to vote.

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5.

In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described therein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement, and such purported Transfer shall be null and void ab initio. In addition, during the Lock-Up Period, each certificate or book-entry position evidencing the Lock-Up Shares shall be marked with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT BY AND AMONG THE COMPANY AND THE REGISTERED HOLDER OF THE SECURITIES (OR THE PREDECESSOR IN INTEREST TO THE SECURITIES). A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

6.

This Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the SPA or any documents related thereto or referred to therein. This Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by the undersigned (i) Securityholder and (ii) the Company.

7.

No party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other party. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on the Securityholder and each of its respective successors, heirs and assigns and permitted transferees.

8.

The Law of the State of Delaware shall govern (a) all claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

9.

Each party hereto submits to the exclusive jurisdiction of first, the Court of Chancery of the State of Delaware or if such court declines jurisdiction, then to any court of the State of Delaware or the Federal District Court for the District of Delaware, in any Proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the Proceeding shall be heard and determined in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other courts. Nothing in this paragraph 11, however, shall affect the right of any party to serve legal process in any other manner permitted by Law or at equity. Each party hereto agrees that a final judgment in any Proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity. EACH PARTY HERETO HEREBY

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IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT. EACH PARTY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.

The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. Each party hereto hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds

11.	This Agreement shall terminate on the expiration of the Lock-up Period.

[remainder of page intentionally left blank]

5

IN WITNESS WHEREOF, each of the Parties has duly executed this Lock-Up Agreement as of the Effective Date.

SELLERS:
Rainwater, LLC

By:
Name:	Paul T. Dacier
Title:	Manager

By:
Name:	Michael Nefkens

By:
Name:	Keri Waters

[Signature Page to Lock-Up Agreement]

IN WITNESS WHEREOF, each of the Parties has duly executed this Lock-Up Agreement as of the Effective Date.

COMPANY:

DMY TECHNOLOGY GROUP, INC. VI

By:
Name:	Niccolo de Masi
Title:	Chief Executive Officer

[Signature Page to Lock-Up Agreement]

Exhibit 10.3

Execution Version

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Agreement”) is dated as of December 22, by and among dMY Technology Group, Inc. VI, a Delaware corporation (“dMY”), dMY Sponsor VI, LLC, a Delaware limited liability company (the “Sponsor”), each of the undersigned individuals, each of whom is a member of dMY’s board of directors and/or management team (each, an “Insider” and collectively, the “Insiders” and together with the Sponsor, the “dMY Holders”) and Rain Enhancement Technologies, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Share Purchase Agreement (defined below).

RECITALS

WHEREAS, as of the date hereof, each dMY Holder is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of certain shares of dMY Class A Common Stock, par value $0.0001 per share (“dMY Class A Common Stock”), dMY Class B Common Stock, par value $0.0001 per share (“dMY Class B Common Stock” and together with the dMY Class A Common Stock, “dMY Common Stock”), and warrants exercisable for shares of dMY Class A Common Stock (the “dMY Warrants”) in each case as set forth on Schedule I attached hereto (all such securities or other equity securities, together with any shares of dMY’s capital stock or other equity securities of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by any such dMY Holder during the period from the date hereof through the Expiration Time are referred to herein as the “Subject Securities”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, dMY, the Company, the shareholders of the Company party thereto, and Rainwater, LLC, solely in its capacity as Sellers’ Representative, have entered into a Share Purchase Agreement (as amended or modified from time to time, the “Share Purchase Agreement”), dated as of the date hereof, pursuant to which, among other transactions, dMY will purchase all the issued and outstanding capital stock of the Company and the Company will become a wholly owned subsidiary of dMY (such transaction and the other transactions contemplated by the Share Purchase Agreement, the “Transactions”);

WHEREAS, Article 4.3(b) of dMY’s Amended and Restated Certificate of Incorporation (the “dMY Charter”) provides that, automatically on the closing of a Business Combination (as defined in the dMY Charter), each share of dMY Class B Common Stock will automatically convert on a one-for-one basis into shares of dMY Class A Common Stock; provided that, if, in connection with the consummation of a Business Combination, additional shares of dMY Class A Common Stock are issued or deemed issued in excess of the amounts sold in dMY’s initial public offering, the ratio for which the shares of dMY Class B Common Stock shall convert into shares of dMY Class A Common Stock will be adjusted so that the number of shares of dMY Class A Common Stock issuable upon conversion of all shares of dMY Class B Common Stock will equal, in the aggregate, 25% of the sum of (a) the total number of all shares of dMY Class A Common Stock issued in dMY’s initial public offering (including any shares of dMY Class A Common Stock issued pursuant to the underwriters’ over-allotment option) plus (b) the sum of (i) all shares of dMY Class A Common Stock issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued in connection with or in relation to the consummation of the Business Combination (including any shares of dMY Class A Common Stock issued pursuant to a forward purchase agreement), excluding any shares of dMY Class A Common Stock or equity-linked securities or rights issued, or to be issued, to any seller in the Business Combination, any private placement warrants issued to the Sponsor, or an affiliate of the Sponsor or dMY’s officers and directors upon the conversion of working capital loans made to dMY and any warrants issued pursuant to a forward purchase agreement, minus (ii) the number of shares of dMY Class A Common Stock redeemed in connection with a Business Combination, provided that such conversion of shares of dMY Class B Common Stock shall never be less than on a one-for-one basis (the “Conversion Rights Provision”);

WHEREAS, under the dMY Charter, the Transactions may trigger the Conversion Rights Provision;

WHEREAS, in connection with the Transactions, the parties hereto desire that each dMY Holder irrevocably waives his, her or its rights under Article 4.3(b) of the dMY Charter with respect to any additional shares of dMY Class A Common Stock otherwise issuable upon conversion pursuant to the Conversion Rights Provision (the “Excess Shares”); and

WHEREAS, as an inducement to dMY and the Company to enter into the Share Purchase Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, in order to induce the Company and dMY to enter into the Share Purchase Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree, as follows:

Article I.

SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.01 Binding Effect of Share Purchase Agreement. Each dMY Holder hereby acknowledges that it has read the Share Purchase Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. During the period commencing on the date hereof and ending on the earlier to occur of (a) the Closing and (b) such date and time as the Share Purchase Agreement shall be terminated in accordance with Section 9.1 thereof (the “Expiration Time”), each dMY Holder shall be bound by and comply with Section 6.5 (Public Announcements), Section 6.9 (Trust) and Section 10.3 (No Survival of Representations, Warranties, Covenants and Agreements) of the Share Purchase Agreement (and any relevant definitions contained in such Section) as if (a) the Sponsor or such Insider was an original signatory to the Share Purchase Agreement with respect to such provision and (b) each reference to dMY contained in such provisions also referred to such dMY Holder.

Section 1.02 Competing Transaction. From the date hereof until the Expiration Time, each dMY Holder (i) shall not take, and shall cause its Affiliates and their respective Representatives, not to take, any action to solicit, encourage, initiate or engage in discussions or negotiations with, or provide any information to or enter into any agreement with any Person (other than the Sellers and/or any of their Affiliates) concerning any Business Combination Transactions and (ii) shall, and shall cause its Affiliates and their respective Representatives to, immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Person (other than the Sellers and their Affiliates) with respect to any of the foregoing.

Section 1.03 No Transfer. From the date hereof until the Expiration Time, no dMY Holder shall, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Registration Statement) or establish or increase a put equivalent

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position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Securities, (ii) deposit any Subject Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares, (clauses (i), (ii) and (iii), collectively, a “Transfer”), except, in each case, for any Transfers of Subject Securities from a dMY Holder (x) who is an entity, (A) to any partner, member or Affiliate thereof or (B) to dMY’s officers or directors, any affiliate or family member of any of dMY’s officers or directors, any affiliate of the Sponsor or to any members of the Sponsor or any of their affiliates and (y) who is an individual, (A) to any member of such dMY Holder’s immediate family, or to a trust for the benefit of such dMY Holder or any member of the immediate family of such dMY Holder, the sole trustees of which are such dMY Holder or any member of such dMY Holder’s immediate family, an affiliate of such dMY Holder or to a charitable organization, (B) by will, other testamentary document or under the Laws of intestacy upon the death of such dMY Holder or (C) pursuant to a qualified domestic relations order (a “Permitted Transfer”); provided, however, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee also agrees in a writing, reasonably satisfactory in form and substance to the Company, to assume all of the obligations of such dMY Holder under, and be bound by all of the terms of, this Agreement; provided, further, that any Transfer permitted under this Section 1.03 shall not relieve such dMY Holder of its obligations under this Agreement. Any Transfer in violation of this Section 1.03 with respect to the Subject Securities of any dMY Holder shall be void ab initio and of no force or effect.

Section 1.04 New Shares. In the event that, during the period commencing on the date hereof and ending at the Expiration Time, (a) any Subject Securities are issued to any dMY Holder after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Securities or otherwise, (b) any dMY Holder purchases or otherwise acquires beneficial ownership of any Subject Securities or (c) any dMY Holder acquires the right to vote or share in the voting of any Subject Securities (collectively the “New Securities”), then such New Securities acquired or purchased by such dMY Holder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Securities owned by such dMY Holder as of the date hereof.

Section 1.05 Sponsor Agreements.

(a)

Hereafter until the Expiration Time, at any meeting of the holders of dMY Common Stock (or any adjournment or postponement thereof), or in any other circumstance in which the vote, consent or other approval of the holders of dMY Common Stock is sought, each dMY Holder shall vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its, his, or her dMY Voting Shares:

(i)

against any business combination agreement or merger (other than the Share Purchase Agreement and the Transactions), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by dMY;

(ii)

against any proposal, action or agreement that would (A) materially impede, frustrate, prevent or nullify any provision of this Agreement, the Share Purchase Agreement or the Transactions, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of dMY under the Share Purchase Agreement or (C) result in any of the conditions set forth in Article VIII or Section 2.2 of the Share Purchase Agreement not being fulfilled.

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(b)	Hereafter until the Expiration Time, each dMY Holder hereby unconditionally and irrevocably agrees that such dMY Holder, as applicable, shall:

(i)	not commit or agree to take any action inconsistent with the foregoing covenants set forth in Section 1.05(a); and

(ii)	not redeem any shares of dMY Common Stock owned by such dMY Holder in connection with the Redemption Offer.

Section 1.06 Waiver of Conversion Ratio Adjustment.

(a)

As of and conditioned upon the Closing, each dMY Holder hereby irrevocably relinquishes and waives any and all rights such dMY Holder has or will have under Section 4.3(b)(ii) of dMY Charter to receive any Excess Shares upon conversion of any of the dMY Class B Common Stock held by him, her or it, as applicable, in connection with the Closing.

(b)

Each dMY Holder hereby acknowledges and agrees that, to the extent such dMY Holder receives any Excess Shares as a result of any conversion of shares of dMY Class B Common Stock, such dMY Holder shall surrender such shares, including any certificates thereof, to dMY for cancellation, and no consideration shall be payable to such dMY Holder in connection therewith.

(c)

Each dMY Holder hereby acknowledges and agrees that, immediately prior to the Closing, and subject to Section 1.06(a), each share of dMY Class B Common Stock that is issued and outstanding as of such time shall automatically convert in accordance with the Conversion Rights Provision into one share of dMY Class A Common Stock, and each dMY Holder jointly and severally agree that as a result of such conversion, all outstanding shares of dMY Class B Common Stock shall collectively convert on a one-for-one basis into shares of dMY Class A Common Stock (subject to ordinary equitable adjustments on account of any share split, reverse share split or similar equity restructuring transaction).

Section 1.07 Consent to Disclosure. Each dMY Holder hereby consents to the publication and disclosure in the Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by the Company or dMY to any Governmental Entity or to securityholders of dMY) of the identity of the Sponsor or such Insider, as applicable, and beneficial ownership of Subject Securities and the nature of such Company Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by the Company or dMY, a copy of this Agreement.

Article II.

REPRESENTATIONS AND WARRANTIES

Each dMY Holder represents and warrants as of the date hereof (or the date such dMY Holder becomes a party hereto) to dMY and the Company (solely with respect to such dMY Holder and not with respect to any other dMY Holder) as follows:

Section 2.01 Organization; Due Authorization. If such dMY Holder is not a natural person, such dMY Holder is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such dMY Holder’s corporate, limited liability company or organizational powers and have been duly authorized by

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all necessary corporate, limited liability company or organizational actions on the part of such dMY Holder. If such dMY Holder is an individual, such dMY Holder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by such dMY Holder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such dMY Holder, enforceable against such dMY Holder in accordance with the terms hereof (subject to the Remedies Exception). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of such dMY Holder.

Section 2.02 Ownership. Such dMY Holder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of the Subject Securities listed across from such dMY Holder’s name on Schedule I hereto, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens pursuant to (i) this Agreement, (ii) the dMY Organizational Documents, (iii) the Share Purchase Agreement, (iv) that certain Letter Agreement, dated as of October 5, 2021, by and among dMY, the dMY Holders and the other parties thereto (the “IPO Letter Agreement”) or (v) any applicable securities Laws. The Subject Securities are the only equity securities in dMY owned of record or beneficially by such dMY Holder on the date of this Agreement, and none of the Subject Securities held by such dMY Holder are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities, except as provided hereunder and under the IPO Letter Agreement. Such dMY Holder has full voting power with respect to the Subject Securities held by such dMY Holder. Other than the Subject Securities held by such dMY Holder, such dMY Holder does not hold or own any rights to acquire (directly or indirectly) any equity securities of dMY or any equity securities convertible into, or which can be exchanged for equity securities of dMY.

Section 2.03 No Conflicts. The execution and delivery of this Agreement by such dMY Holder does not, and the performance by such dMY Holder of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of such dMY Holder, (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any contract binding upon such dMY Holder or such dMY Holder’s Subject Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such dMY Holder of its obligations under this Agreement or (iii) conflict with or violate any Law.

Section 2.04 Litigation. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect: (a) there are no Actions pending against such dMY Holder, or to the knowledge of such dMY Holder threatened against such dMY Holder, seeking to prevent the Transactions; and (b) there are no Orders pending against such dMY Holder, or to the knowledge of such dMY Holder threatened against such dMY Holder or to which the dMY Holder is otherwise a party, in each case relating to this Agreement, the Share Purchaser Agreement or the Transactions.

Section 2.05 Brokerage Fees. Except as set forth on Section 5.9 of the Purchaser Disclosure Schedule to the Share Purchase Agreement, no Person has acted, directly or indirectly, as a broker, finder, investment banker or financial advisor for dMY in connection with the Transactions, and no Person is or will be entitled to any brokerage, finder’s or other fee, commission or like payment in respect thereof in connection with the Transactions or based upon arrangements made by or on behalf of dMY.

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Section 2.06 Acknowledgment. Such dMY Holder understands and acknowledges that each of dMY and the Company is entering into the Share Purchase Agreement in reliance upon such dMY Holder’s execution and delivery of this Agreement.

Article III.

MISCELLANEOUS

Section 3.01 Termination.

(a)

This Agreement and all of its provisions (other than those provisions which expressly survive the Closing, as set forth in this Article III, collectively, the “Surviving Provisions”) shall terminate and be of no further force or effect upon the earliest of (i) the Expiration Time, and (ii) the written agreement of the Sponsor, dMY, and the Company.

(b)

Upon any termination of this Agreement in the entirety, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination.

(c)	Notwithstanding anything to the foregoing, this Article III shall survive the termination of this Agreement.

Section 3.02 Governing Law. The Law of the State of Delaware shall govern (a) all claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

Section 3.03 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a)

Each party hereto submits to the exclusive jurisdiction of first, the Court of Chancery of the State of Delaware or if such court declines jurisdiction, then to any court of the State of Delaware or the Federal District Court for the District of Delaware, in any Proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the Proceeding shall be heard and determined in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other courts. Nothing in this Section 3.03, however, shall affect the right of any party to serve legal process in any other manner permitted by Law or at equity. Each party hereto agrees that a final judgment in any Proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity.

(b)

WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS OR

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THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT. EACH PARTY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

Section 3.04 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto. Any purported assignment or delegation not permitted under this Section 3.04 shall be null and void.

Section 3.05 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. Each party hereto hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

Section 3.06 Amendment, Waiver. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

Section 3.07 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held to be prohibited by or invalid, illegal or unenforceable under applicable Law in any respect by a court of competent jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity, illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible.

Section 3.08 Notices. All notices, demands and other communications to be given or delivered under this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment) or received by email prior to 6:00 p.m. eastern time on a Business Day and, if otherwise, on the next Business Day, (b) one (1) Business Day following sending by reputable overnight express courier (charges prepaid) or (c) three (3) days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 3.08, notices, demands and other communications to the Parties shall be sent to the addresses indicated below:

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If to dMY:

dMY Technology Group, Inc. VI

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

Attention: Niccolo de Masi; Harry L. You

Email: niccolo@dmytechnology.com; harry@dmytechnology.com

with a copy to (which will not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York NY 10006

Attention: Kyle A. Harris; Adam Brenneman

E-mail: kaharris@cgsh.com; abrenneman@cgsh.com

If to the Company:

Rain Enhancement Technologies, Inc.

21 Pleasant Street, Suite 237

Newburyport, MA 01950

Attention: Paul Dacier

E-mail: paul@rainwatertech.com

with a copy to (which shall not constitute notice):

TCF Law Group, PLLC

21 Pleasant Street, Suite 237

Newburyport, MA 01950

Attention: Stephen J. Doyle

Email: sdoyle@tcflaw.com

If to a dMY Holder:

To such dMY Holder’s address set forth in Schedule I

with a copy to (which will not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York NY 10006

Attention: Kyle A. Harris; Adam Brenneman

E-mail: kaharris@cgsh.com; abrenneman@cgsh.com

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Section 3.09 Capacity. Each dMY Holder is signing this Agreement solely in such dMY Holder’s capacity as a holder of Subject Securities, and not in such dMY Holder’s capacity as a director, officer or employee of dMY or in such dMY Holder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of dMY in the exercise of his or her fiduciary duties as a director or officer of dMY or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of dMY or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary, provided that nothing contained in this Section 3.09 shall obviate any of such dMY Holder’s obligations under Article 1 of this Agreement.

Section 3.10 Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.11 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[Signature Page Follows]

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IN WITNESS WHEREOF, the dMY Holders, dMY, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSOR:

DMY SPONSOR VI, LLC

By:	/s/ Harry L. You
Name: Harry L. You
Title: Manager

INSIDERS:

By:	/s/ Harry L. You
Name: Harry L. You

By:	/s/ Niccolo de Masi
Name: Niccolo de Masi

DMY:
DMY TECHNOLOGY GROUP, INC. VI

By:	/s/ Niccolo de Masi
Name: Niccolo de Masi
Title: Chief Executive Officer

COMPANY:

RAIN ENHANCEMENT TECHNOLOGIES, INC.

By:	/s/ Paul T. Dacier
Name: Paul T. Dacier
Title: Executive Chairman

[Signature Page to Sponsor Support Agreement]

Exhibit 99.1

Rainwater Tech – Innovator in Rainfall Generation Technology – to Become Publicly Traded through a Business Combination with dMY VI

•

Rain Enhancement Technologies, Inc. (“Rainwater Tech”) has entered into a business combination with dMY Technology Group, Inc. VI (“dMY VI”); once the business combination is completed, dMY VI is changing its ticker symbol on the New York Stock Exchange to the ticker symbol “RANY.”

•	Rainwater Tech’s vision is to develop, invent, improve, manufacture, commercialize and operate technologies that enhance rainfall and elevate water reserves in the areas where it is needed most.

•	Rainfall generation technology can address global issues including sustainable energy, food and water security, and climate change.

•	Team includes world class pioneering scientists, entrepreneurs and proven public company leaders to help raise water table and support water positivity for cities, governments and industries.

•

Third-party trials not associated with Rainwater Tech showed ground-based rainfall generation technology can enhance rainfall by 9%-18%, according to news reports; Rainwater Tech’s rainfall ionization platform anticipated to be set up in the next two quarters, will require no chemical environmental pollutants, and is expected to be fully operational off the grid far from coastlines.

•	Transaction has no minimum cash condition, with Rainwater Tech being capitalized via the approximately $241 million in dMY VI’s trust account (assuming no redemptions).

•	The transaction is expected to result in a pro forma valuation of $200 million.

•

Business combination uniquely positions Rainwater Tech to develop, innovate, and scale this pre-existing technology and to drive commercialization through strong channel and board relationships to deliver services to both private industry and governments.

AUSTIN, TX and LAS VEGAS, NV December 22, 2022 – Rain Enhancement Technologies, Inc. (“Rainwater Tech”), a leader in the development of rainfall generation technology, and dMY Technology Group, Inc. VI (NYSE: DMYS) (“dMY VI”), a publicly traded special purpose acquisition company, today announced that they have entered into a business combination agreement.

Upon closing, the combined company is expected to retain the Rainwater Tech name. Once the business combination is completed, dMY VI will change its trading ticker from DMYS to the new ticker symbol “RANY.”

Water Supply and Demand Imbalance Worsening

Increasing water scarcity challenges are seen in nearly every populated area on the globe. Crop yields are adversely impacted with inadequate access to water. Forest fires can disrupt whole states, unraveling centuries of natural carbon capture. Access to potable water has become a social justice and economic development issue not only in developing countries, but also in many developed nations. As geopolitical events have unfolded over the past year, the world is increasingly focused on water’s elemental role in human and animal survival, food inflation, supply chain disruption, and energy. Alternative technologies to increase our water tables such as desalination and chemical cloud seeding possess considerable environmental, energy density, political, transportation and scalability challenges. Over the past few decades these alternatives have largely failed to prevent the acceleration of water scarcity all across America and Western Europe.

Rainwater Tech is led by world class pioneering scientists, entrepreneurs and proven public company leaders collaborating on a joint mission to help rebuild the water table for cities, government and industry. Third party trials of the pre-existing technology, called ground-based ionization for rain generation, have demonstrated the ability to enhance rainfall by as much as 9%-18%, according to news reports. At the same time, the company’s commercial team has engaged and validated a strong customer base that is ready to leverage this rainfall ionization platform. Rainwater Tech is poised to develop, innovate and scale rainfall generation technology.

Rainwater Tech is led by co-founder and veteran public company CEO, Mike Nefkens, who previously ran the public industrial conglomerate Resideo Technologies and HPE Enterprise Services – a $20 billion, 100,000 person organization. At HPE, Mr. Nefkens was personally involved in the closing of over $30 billion in commercial contracts, helping to drive growth and ultimately culminating in the spin-off of the business at a $13 billion valuation in 2017. From 2018-2022, Mr. Nefkens was the CEO of Resideo Technologies {NYSE: REZI), a spin-off of Honeywell (NYSE: HON) with approximately $5 billion in revenue and 12,000 employees. Mr. Nefkens has strong global Fortune 500 customer relationships and is experienced in scaling organizations and building exceptional teams.

Rainwater Tech has established a roadmap and multiple vectors for development, innovation and improvement. The company has licensed certain relevant underlying IP as well as secured the services of leading engineers in the water technology and rainfall generation space. Over the last few years, scientific understanding of cloud condensation nuclei and the water cycle have advanced to the stage of global agreement on the underlying mechanisms. This foundation will allow Rainwater Tech’s team to expeditiously advance commercialization alliances between private industry and government, including companies looking to reduce the impairment of property and land, supranational organizations, localities, developed nations exposed to high water stress, and developing nations that can make use of World Eco funds.

“Our vision is to be the first company of its kind in the water and climate adaptation space by facilitating the return of rain and moisture where it’s needed most,” said Mike Nefkens, CEO of Rainwater Tech. “This transaction enables us to develop, innovate and commercialize rainfall generation technology, backed by an expert management group and a best-in-class team of scientists, engineers, and business development leaders. We are excited to partner with dMY VI and leverage their experience in the area of frontier technologies, and to develop and launch to market augmentation technology and make a positive impact for our investors and our planet.”

“Rainwater Tech’s rainfall ionization platform will be poised to play a major role in increasing the water table for cities, government and industry and is uniquely positioned to meet massive market demand from private industry and governments around the globe,” said Niccolo de Masi, CEO of dMY VI. “We are proud to back companies like Rainwater Tech that target high returns on invested capital and, large addressable markets, and are comprised of a team with extensive leadership experience – with the ability to address one of humanity’s biggest challenges.”

Transaction Overview

The transaction is expected to result in a pro forma valuation of $200 million.

After paying transaction expenses and the cash consideration, the balance of the approximately $241 million in cash held in dMY VI’s trust account (assuming no redemptions), will be used for funding development, innovation and commercial scale.

The transaction, which has been unanimously approved by dMY VI’s Board of Directors, is subject to customary closing conditions.

Conference Call Information

Rainwater Tech and dMY VI will host a joint investor conference call to discuss the proposed transaction, December 22, 2022 at 08:00 am ET. The call can be accessed at www.rainwatertech.com/investors and www.dmytechnology.com. The transcript of the investor conference call will be filed by dMY VI with the U.S. Securities and Exchange Commission (“SEC”) and available on the SEC’s website at www.sec.gov.

Management and Governance

Rainwater Tech’s management team, led by CEO Mike Nefkens and Chief Product Officer Keri Waters, supported by Senior Technical Advisors Scott Morris and Dr. Ted Anderson, will continue to lead the public company following the transaction.

Advisors

TCF Law Group PLLC is acting as legal counsel to Rainwater Tech.

Cleary Gottlieb Steen & Hamilton LLP is acting as legal counsel to dMY VI.

About Rain Enhancement Technologies, Inc.

Rainwater Tech was founded to provide the world with reliable access to water, one of life’s most important resources. To achieve this mission, Rainwater Tech aims to develop, manufacture and commercialize ionization rainfall generation technology. This weather modification technology seeks to provide the world with reliable access to water, and transform business, society and the planet for the better.

About dMY Technology Group, Inc. VI

dMY Technology Group, Inc. VI is a special purpose acquisition company founded by Niccolo de Masi and Harry You for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Its Class A common stock, units and warrants trade on the NYSE under the ticker symbols DMYS, DMYS.U and DMYS WS, respectively. More information can be found at www.dmytechnology.com.

Additional Information and Where to Find It

In connection with the proposed business combination, dMY VI intends to file with the Securities and Exchange Commission (the “SEC”) the Tender Offer Statement on Form SC-TO (the “Schedule TO”) and other relevant materials (together with the Schedule TO, the “Securities Law Disclosure Documents”). dMY VI’s stockholders are advised to read, once available, the Securities Law Disclosure Documents and any amendments thereto. dMY VI’s stockholders may also obtain a copy of the Securities Law Disclosure Documents once available, as well as any other documents filed with the SEC by dMY VI, free of charge at the SEC’s website at www.sec.gov. Before making any investment decision, investors and stockholders of dMY VI are urged to read the Securities Law Disclosure Documents and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the proposed business combination.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Disclaimers

Certain statements made in this release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between dMY VI and Rainwater Tech. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of the respective management of dMY VI and Rainwater Tech and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of dMY VI and Rainwater Tech.

The risks and uncertainties include, but are not limited to: future operating or financial results; changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; risks related to the performance of Rainwater Tech’s future technology or business and the timing of expected business or financial milestones; the amount of redemption requests made by dMY VI’s stockholders; the ability of dMY VI or Rainwater Tech to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; if the proposed business combination’s benefits do not meet the expectations of investors or securities analysts, the market price of dMY VI’s securities or, following the closing, the combined entity’s securities, may decline expected benefits of the business combination; and following the consummation of the proposed business combination, the combined company will incur significant increased expenses and administrative burdens as a public company, which could negatively impact its business, financial condition and results of operations.

Additional risks related to dMY VI and Rainwater Tech include, among others:

•	Rainwater Tech can provide no assurance of the effectiveness and success of ionization rainfall generation technology in increasing precipitation;

•	Rainwater Tech has no operating history or revenues, which makes it difficult to forecast its future results of operations;

•	The execution of Rainwater Tech’s business model, including technology or profitability of its products and services, is not yet proven;

•

The rain generation industry is in its early stages and is volatile, and if it does not develop, if it develops slower than Rainwater Tech expects, if it develops in a manner that does not require use of Rainwater Tech’s services, if it encounters negative publicity or if Rainwater Tech’s solution does not drive commercial engagement, the growth of its business will be harmed;

•	Rainwater Tech has not yet proven its ability to develop and implement new technologies, as well as the ability to obtain and maintain intellectual property protections for such technologies;

•	A substantial portion of Rainwater Tech’s technology is derived from public-source intellectual property and as a result Rainwater Tech may face increased competition;

•

Even if Rainwater Tech is successful in developing rainfall generation systems/technology and executing its strategy, other competitors in the industry may achieve technological breakthroughs which render Rainwater Tech’s technology obsolete or inferior to other products;

•	If Rainwater Tech’s platform fails to provide a broad, proven advantage in rainfall generation, its business, financial condition and future prospects may be harmed;

•

Rainwater Tech’s operating and financial results relies upon assumptions and analyses developed by third-party trials. If these assumptions or analyses prove to be incorrect, Rainwater Tech’s actual operating results may be materially different from its forecasted results;

•

Rainwater Tech’s estimates of market opportunity and forecasts of revenue generation and market growth, including estimates of market opportunity and the ability to meet the supply and demand needs of our customers, may prove to be inaccurate, and even if the market in which it operates achieves the forecasted growth, Rainwater Tech’s business could fail to grow at similar rates, if at all;

•

Rainwater Tech may be unable to successfully manufacture its products or scale up manufacturing of its products in sufficient quantity and quality, in a timely or cost-effective manner, or at all. Unforeseen issues associated with scaling up and constructing rainfall generation systems at commercially viable levels could negatively impact Rainwater Tech’s financial condition and results of operations;

•	Rainwater Tech could suffer disruptions, outages, defects and other performance and quality problems with its rainfall generation systems or the infrastructure on which it relies;

•	Supply chain issues, including a shortage of adequate supply or manufacturing capacity for its systems, could have an adverse impact on its business and operating results;

•

If Rainwater Tech cannot successfully execute on its strategy, including in response to changing customer needs and new technologies and other market requirements, or achieve its objectives in a timely manner, its business, financial condition and results of operations could be harmed;

•

Rainwater Tech’s failure to effectively develop and expand its sales and marketing capabilities could harm its ability to increase its customer base and achieve broader market acceptance of its rain generation technology;

•	The risk of third parties asserting that Rainwater Tech is violating their intellectual property rights;

•

Risks relating to the production and manufacturing of Rainwater Tech’s technology, including supply chain issues to obtain required materials, supplies and spare parts to build and operate its platform;

•	Rainwater Tech must overcome significant engineering, technology, operations and climatological challenges to deliver consistent results;

•

Rainwater Tech has not to date obtained statistically significant results, and faces risks and uncertainties relating to its ability to obtain statistically significant results and repeat success demonstrating its ability to enhance rainfall;

•	Risks relating to the effect of competing technologies, including desalination and chemical-based cloudseeding technology, on Rainwater Tech’s business;

•	Risks relating to environmental and weather conditions that are correlated with successful rainfall generation, as well as other ESG-related matters;

•	Rainwater Tech may face liability for changing environmental and/or weather conditions, including challenges resulting from excessive rain;

•

Risks relating to the failures of Rainwater Tech’s customers, both private and public, to meet payment obligations, including refusal to pay for rainfall generation services that directly or indirectly benefit other nearby parties;

•	Risks of system securities and data protection breaches;

•

Rainwater Tech is highly dependent on its senior technical advisors, and its ability to ability to attract, recruit, and retain senior management and other key employees, as well as find qualified labor with the particular skills required to manufacture, operate and advance the platform, is critical to its success; if Rainwater Tech is unable to retain talented, highly-qualified senior management and other key employees or attract them when needed, it could negatively impact its business;

•

Risks regarding potential changes in legislative and regulatory environments that may limit the scope of Rainwater Tech’s marketplace, including land restriction policies and its ability to obtain and maintain permits;

•	Rainwater Tech may face political and social opposition to its business and activities;

•

Following the consummation of the Business Combination, the combined company will incur significant increased expenses and administrative burdens as a public company, which could negatively impact its business, financial condition and results of operations;

•

Rainwater Tech’s success could be impacted by the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed, or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; and

•

If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of dMY VI’s securities or, following the closing, the combined entity’s securities, may decline.

You should carefully consider the risks and uncertainties that will be described in the Securities Law Disclosure Documents and any amendments thereto, once available.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this presentation. Except as required by law, we undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this presentation or to reflect the occurrence of unanticipated events.

Contacts:

Investors

RainwaterTechIR@icrinc.com

Media

RainwaterTechPR@icrinc.com

Exhibit 99.2

Rainwater Tech and dMY VI Business Combination Conference Call Script December 22, 2022

David Chung, Vice President, dMY Technology Group VI

Welcome to the call as we discuss the combination of dMY Technology Group VI and Rain Enhancement Technologies. My name is David Chung and I am Vice President at dMY VI and I am expected to serve as Chief Strategy Officer at Rain Enhancement Technologies following the combination – which we will refer to as ‘Rainwater Tech’ throughout our call today. I am joined today by Niccolo de Masi, CEO of dMY VI, and Mike Nefkens, CEO of Rainwater Tech.

During today’s call, we will discuss Rainwater Tech’s business outlook and make forward-looking statements. These comments are based on our expectations as of today. Actual events or results could differ materially due to a number of risks and uncertainties, including those mentioned in our most recent filings with the SEC.

I am pleased to now turn it over to Niccolo de Masi, CEO of dMY VI.

Niccolo de Masi, Chief Executive Officer, dMY Technology Group VI

Hello everyone and thank you for joining us today. I am Niccolo de Masi, CEO of dMY VI. We are delighted to be sponsoring water technology company Rainwater Tech onto the NYSE via its business combination with dMY VI. Rainwater Tech’s technology is aimed at generating more rain in targeted areas, is anticipated to be set up in the next two quarters, will require no chemical pollutants for the technology used to enhance rain, and is expected to be fully operable off the grid far from the coast.

As shown in the video accompanying our announcement today, increasing water scarcity challenges are seen in nearly every populated area on the globe. In the United States alone, we have many cities and industries battling severe water shortages – and some communities without access to potable water at all. Europe is experiencing a 500-year drought. The Mississippi River is at levels so low that cargo transportation is impaired or even prevented. Hydroelectric, thermal power, and nuclear power stations are not operating at full capacity on both sides of the Atlantic due to water scarcity.

Crop yields are adversely impacted with inadequate access to water. Forest fires disrupt whole states, and unravel centuries of natural carbon capture. Access to potable water has become a social justice issue in developed and developing countries alike.

Global corporations are also directly feeling the impact of water scarcity – as water plays a central role in cooling the data centers that power the cloud.

Rainwater Tech and dMY VI Business Combination Conference Call Script December 22, 2022

There is no backup alternative to water. As world events have unfolded over the past year, we have seen water’s elemental role in human and animal survival, food inflation, supply chain disruption, and energy. According to the U.S. Bureau of Labor Statistics, water inflation over the past decade has accelerated compared to other vital commodities – and its consumption is capped in many communities worldwide. I was originally born in California and still remember when people didn’t think twice about watering the backyard. It was only a decade ago that the central valley in California was still able to grow food far and wide. Aquifer after aquifer has run low, dry, or even collapsed.

The world’s population is expected to rise by another billion by the end of this decade. Water caps and subsidies are already difficult policies to implement and will likely prove unsustainable long term. Unless our current trajectory is changed soon, it is unfortunately not difficult to envisage a society that develops both grey and black markets for water, as well as dramatic price upswings.

Alternative technologies to increase our water tables possess considerable challenges and over the past few decades have largely failed to prevent water scarcity from developing all across America and Western Europe. Desalination is slow to build out, extremely energy intense, costly, generates waste brine requiring careful handling, and requires extensive transportation to reach communities not on the coast. Chemical cloud seeding requires dumping chemical pollutants into our clouds, scrambling planes at short notice, and is also energy intense and expensive per metric ton of water generated.

dMY VI is partnering with world class pioneering scientists, entrepreneurs and proven public company leaders to help our country rebuild our water table. Regardless of its causes or trajectory, climate adaptation is a must for all of us, and water is at the heart of nearly every dimension of our ability to adapt.

Rainwater Tech is led by its co-founder, veteran public company CEO, Mike Nefkens, who previously ran the public industrial conglomerate Resideo Technologies and also HP Services – a $20 billion dollar, 100,000 person organization. Mike has a compelling vision he will share momentarily for how Rainwater Tech can play a global role in increasing the water table for cities, government and industry. He is a phenomenal team builder with the experience Rainwater Tech needs to grow both domestically and internationally. Mike has experience running and improving cash flow generating businesses and we’re delighted he has chosen Rainwater Tech to be his next one.

Rainwater Tech and dMY VI Business Combination Conference Call Script December 22, 2022

Rainwater Tech has assembled a group of world-renowned and complementary Board of Director nominees to support its success. Alexandra Steele is a nationally-renowned meteorologist who has been at the forefront of communicating and forecasting weather patterns across many types of media channels. Charlie Candy is the Chief Revenue Officer of Planet PBC and has helped grow the business to over 850 customers worldwide. Lyman Dickerson is a water entrepreneur who sold his business ultimately to GE Water, before continuing as a senior executive there. He has over 35 years of operating experience in the water industry. Eric Smith is the former CEO of SwissRe Americas as well as a former senior executive at USAA. Insurance and reinsurance firms are potential large customers of Rainwater Tech because they could use rainwater to limit drought and wildfire claims.

As many of you will recall, our last two business combinations were of the world’s first quantum computing company, IonQ, and the world’s leading earth observation company – Planet. dMY’s sponsorship of each firm onto the NYSE has demonstrably accelerated their respective growth trajectories.

As with our prior successful business combinations, Rainwater Tech is well-aligned with the types of companies dMY likes to back: Targeting high return on invested capital, large addressable markets, high barriers to entry, and a team with extensive leadership experience. Fundamentally, we believe Rainwater Tech will have a cost effective technology, with many expected opportunities to become a long term profitable company. Its business model aims to be an efficient, one-to-many hardware and services model that will target rapid scaling and high margins long term. We anticipate Rainwater Tech will derive significant revenue from both government and private industry.

As a physicist myself, I am certainly impressed with not only Rainwater Tech’s technological foundation, but also its roadmap and multiple vectors for development, innovation and improvement. The company has licensed relevant underlying IP as well as secured the services of leading engineers in the water technology and rainfall enhancement space. Over the last few years, scientific understanding of cloud condensation nuclei and the water cycle have advanced to the stage of global agreement on the underlying mechanisms. This firm foundation will allow Rainwater Tech’s team to expeditiously advance commercialization alliances between private industry and government.

Rainwater Tech will trade under the ticker RANY: R-A-N-Y. We anticipate our ticker changing from DMYS to RANY: R-A-N-Y once the business combination is completed.

Without further ado it is my great pleasure to hand you over to Mike Nefkens, CEO of Rainwater Tech.

Rainwater Tech and dMY VI Business Combination Conference Call Script December 22, 2022

Mike Nefkens, Chief Executive Officer, Rainwater Tech

Thank you Niccolo and hello everyone – we appreciate you joining today. The team and I are excited to be partnering with dMY in a market that not only has tremendous growth and profit potential, but one that can truly make our world a better place. Fresh water is our planet’s most valuable resource. Pre-existing technology and third party trials have demonstrated the ability to enhance rainfall in areas that need it most, and Rainwater Tech is excited to further develop, innovate and scale this type of technology.

As Niccolo shared, our world’s water crisis is worsening: from drought in the Western US to the lowest river levels in Europe in over 500 years. In the press, FORTUNE predicts that: “Water promises to be the 21st century what oil was to the 20th century: the precious commodity that determines the wealth of nations”. The World needs a viable fresh water enhancement solution now.

With that, I would like to share how the Rainwater Technology concept came to life. Like many of you, I am deeply concerned about the water scarcity situation in the US and the world, and I wanted to find a way to make an impact. In my free time, I am a commercial licensed pilot and I fly often across the country and have experienced first-hand from the air drought issues and growing erratic weather patterns. I became inspired and began to look at various ways using science and technology to stimulate rainfall. My specific objective was to find a tech with a low-cost base and scalability. I first studied and came across aviation-based cloud seeding and had a hard look into that business model – especially with my love for aviation. But, I quickly realized that it would not scale, and that there are some environmental downsides to aviation based cloud seeding, since it uses silver iodide, a chemical, to stimulate rain in the clouds. From there, I investigated the feasibility and timing of desalination, but found it to be too capital and energy intensive and not able to quickly scale. I then came across a very interesting technology that did not use harmful chemicals like silver iodine required for cloud seeding. This technology, called ground-based ionization for rain augmentation, was being used in third-party trials in the Middle East. I dug deeper into these trials and the results were exciting. When applied properly, these third-party trials showed results of enhancing rain over an annual basis of 9 to 18%, and the cost was a fraction of other technologies. So, at Rainwater Tech, we created a team to evaluate the science and determine the tech’s ability to deliver results and scale. Simultaneously, we did an outreach with potential customers. The due diligence indicates that the technology would be viable and that there is a strong customer base ready to participate. The time for Rainwater Tech’s Rainfall Enhancement Technology service is now. So, we built our company in order to develop, innovate and commercialize this technology and engaged dMY for capital support.

Rainwater Tech and dMY VI Business Combination Conference Call Script December 22, 2022

With that said, let me further introduce myself and the team. We have assembled an exceptional team of scientists, engineers, business development pros, and an expert management team to drive our company and vision.

I’ll begin with myself as CEO and Co-founder of Rainwater Tech. I spent almost 20 years in technology services – running Hewlett Packard’s global services business, which from 2013-2017 drove $20 billion in annual revenue and had over 100,000 employees. My team and I transformed that business driving growth leading to a sale of that business for $13 billion dollars in 2017. From 2018-2020, I led as CEO the spin-off of one of the Honeywell businesses into a publicly traded company. Early in my career, I spent almost 10 years abroad in the energy sector. My area of expertise is recurring revenue services business and I have been personally involved in the closing of over $30 billion dollars in commercial contracts over my career. One of the things I am most proud of, is my track record of building exceptional teams that are able to tackle tough challenges. Lastly, and as mentioned previously, I am also a pilot and meteorology buff with a deep passion for climate technology and finding solutions to the world’s water needs.

On the product and engineering side, we have Keri Waters as our Chief Product Officer. Keri has spent her entire career on water technologies and was the founder of Buoy Labs which focused on water leak detection systems. Keri is an MIT Mechanical engineer with an MBA from UC Berkley and one of the best minds in the industry. She is focused on our product development and roadmaps, and ensuring our products and services are extraordinary. I’m so excited to have Keri as my partner and co-founder.

On the technical side – Scott Morris is our Senior Technical Advisor and Rainfall Enhancement Expert. Scott is Australian, and prior to joining Rainwater Tech, Scott oversaw the same third-party 5-year trials of the ionization technology in Oman that I mentioned before. On the lab side, Dr. Ted Anderson is our plasma physicist and lead scientist. His area of expertise is plasma physics with a specific focus on plasma antenna technology.

We have several other key hires in process with focus on atmospheric science and meteorology expertise, as well as go-to-market leaders.

With an outstanding team in place, now let’s talk about the vision of Rainwater Tech which is to be the premier sales and marketing water channel company on the planet, and in doing so, improve the human condition by facilitating the return of rain and moisture where it is needed most. We aim to be a major impact player, increasing water table levels for all generations to come. Our vision is to be the first company of its kind in the water and climate adaptation space.

Rainwater Tech and dMY VI Business Combination Conference Call Script December 22, 2022

Our starting vision is to develop and subsequently innovate technology that will focus on rainfall enhancement, and we intend to leverage the strong channel relationships of our board to deliver services to both private industry and governments. Our aim over time is to offer multiple water technology solutions to the same customer base. A very similar approach used by Planet and IonQ, both dMY companies.

Our initial product solution launch is a ground-based rainfall enhancement technology that has shown through third-party trials to enhance rainfall between 9 and 18%. The ground-based rainfall enhancement technology works in the following way. The technology releases electrically charged negative ions into naturally occurring wind updrafts. The ions then attach to air particles and expand into charged ion plumes as they reach the cloud layers. The plumes attach to cloud nuclei and pass along their charge stimulating growth into rain drops. The initial product solution will be powered by solar powered arrays. Utilizing the solution when the weather conditions are optimal is key. The accuracy and data of weather monitoring systems has improved dramatically over the past years and we will incorporate into our solution weather data and A.I. to achieve maximum benefit. Based on third-party trials, a single ionization array, which has a 10-15 year lifespan with minimal ongoing costs, has the capability to enhance rainfall within a 70 mile radius enabling benefit for multiple customers. To help you visualize what this ground based ionization solution looks like – think of it as a large antenna system that measures approximately 40 feet wide and 20 feet tall.

Now, let’s now shift to the market. There are huge market tailwinds driving a negative shift to water supply. Additional rainfall offers substantial economic opportunity. We have estimated a total addressable market of about $45 billion in 2022 with significant headroom for growth. Additionally, we estimate the 2032 TAM to expand to approximately $90 billion dollars. Looking at economics, we believe that ground-based ionization rainfall augmentation will be the least expensive solution for potable water. Desalination costs approximately $1.95 per cubic meter of water, while we estimate that ground-based ionization costs approximately 10% of that and has the benefit of not using chemicals in the rainfall enhancement process. This shows a huge opportunity for Rainwater Tech to be a major player in the market.

I would also like to talk about our target customer segments.

With strong secular tailwinds, public and private sectors both recognize the criticality of enhanced rainfall and improvement to community water tables. Rainwater Tech expects to drive powerful benefits for vast customer segments. We’ll target four main segments:

The first is Industries – specifically, agriculture, oil & gas, mining, insurance and large land owners. The second sector is Supranational Organizations – government organizations, decarbonization and other water initiatives, and ecosystem restoration foundations. The third are Localities – these are ecosystem players with the goal of enhancing water reserves and greener environment, and commercial use cases such as tourism, ski resorts, and golf courses. The last segment is Countries – specifically, developed nations exposed to high water stress and developing nations that can make use of World Eco funds.

Rainwater Tech and dMY VI Business Combination Conference Call Script December 22, 2022

Going a little deeper into targets, a good example of where this ground-based ionization technology service will be highly applicable is in the insurance space. Wild fires cause tremendous economic, environmental and human suffering, and many insurance companies raised premiums to cover families in high risk areas like the western United States. In some cases, insurance companies are even lowering the level of coverage they provide. This technology service could provide additional moisture into those high-risk geographies, which would provide tremendous benefit to the people in those areas and to the insurance companies that have high cost claims. This solution would improve human and property safety by reducing loss of property and land, defend vulnerable environment, and drive significant economic benefit. The business model in this example would be a one-to-many – meaning a few arrays generating recurring revenue from multiple customers – in this insurance example, we would contract with multiple insurance companies to help them minimize risk – for example, by reducing the risk of wildfires via enhanced rainfall – and set up the technology in the target geography. We would have one or more arrays installed and generate revenue from multiple companies as a recurring revenue over the life of the service. Our typical contract term would be between 3 and 5 years.

Another go-to market target example are the Chief Sustainability Officers of large corporations – companies that have ambitious ESG programs and goals and want to show they are doing all they can to drive a water positive message for their shareholders and clients. For example, Amazon just launched its aspiration to be water positive by 2030. Also, many large corporations use high volumes of water for cooling of their Data Centers, and many target to offset that water by investing in water positive initiatives, such as rainfall enhancement technology.

Moving to our strategy and financial model. Our strategic priority is to develop and innovate on the technology service, as well as generate bookings to drive revenue and profitability. Focus will be on signing up marquee customers and building the premier channel in the water space. Our business model will focus on organic growth via the rainfall ionization platform with our overall proposition to drive significant benefit for our clients, solid return for our investors, and overall public benefit for communities. We believe our plan does this.

The financial model is solid: We expect this to be a high ROIC business with very strong sector tailwinds. We are targeting gross margins to be greater than 70% and bookings that will provide predictable recurring revenues. We aspire to drive considerable revenue growth with profitability and positive cash flow. As a result, we do not expect to be reliant on subsequent public equity after the initial launch.

Rainwater Tech and dMY VI Business Combination Conference Call Script December 22, 2022

The Rainwater Tech’s team is excited to partner with dMY and leverage their expertise in the area of frontier technologies. But mostly, we are excited to develop and launch Rainwater Tech’s augmentation technology to market and make a positive impact on our investors and our planet.